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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9

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                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of The
                        Securities Exchange Act of 1934

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                          GERBER CHILDRENSWEAR, INC.
                           (Name of Subject Company)

                          GERBER CHILDRENSWEAR, INC.
                       (Name of Person Filing Statement)

                    Common Stock, par value $.01 per share
                                      and
                Class B Common Stock, par value $.01 per share
                       (Title of Classes of Securities)

                          373701-10-1 (Common Stock)
                     (CUSIP Number of Class of Securities)

                               Edward Kittredge
                Chairman, Chief Executive Officer and President
                          Gerber Childrenswear, Inc.
                               7005 Pelham Road
                             Greenville, SC 29615
                                (864) 987-5200
                (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications
                   on Behalf of the Person Filing Statement)

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                                With Copies To:
                                Andrew E. Nagel
                               Kirkland & Ellis
                               Citigroup Center
                             153 East 53rd Street
                         New York, New York 10022-4611
                                (212) 446-4800

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1.  Security and Subject Company Information.

   (a), (b) Name and Address; Securities. The name of the subject company is Gerber Childrenswear, Inc. (the "Company"). The address of the principal executive offices of the Company is 7005 Pelham Road, Greenville, SC 29615. The telephone number of the principal executive offices of the Company is (864) 987-5200. The titles of the classes of equity securities to which this statement relates are the Common Stock, par value $.01 per share, of the Company (the "Voting Common Stock") and the Class B Common Stock, par value $.01 per share, of the Company (the "Class B Common Stock," and together with the Voting Common Stock, the "Company Common Stock"). As of March 25, 2002, there were 8,414,660 shares of Voting Common Stock outstanding and 11,396,046 shares of Class B Common Stock outstanding.

Item 2.  Identity and Background of Filing Person.

   (a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Solicitation/Recommendation Statement (the "Statement"), are set forth in Item 1 above.

   (b) Tender Offer. This Statement relates to the tender offer by Cradle, Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Kellwood Company, a Delaware corporation (the "Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated May 24, 2002 and filed by the Purchaser and the Parent (the "Schedule TO"), to purchase all issued and outstanding shares of the Company Common Stock for consideration consisting of a combination of cash and the Parent's common stock, par value $.01 per share (the "Parent Common Stock"), with a total value of $6.85 per share, comprised of at least $3.42 in cash (the "Cash Consideration"), net without interest, and up to $3.43 in value of shares of Parent Common Stock (the "Stock Consideration"), calculated as described under the heading "The Offer" in the Parent's Preliminary Prospectus and Offer to Purchase, dated May 23, 2002 (the "Preliminary Prospectus") and filed as Exhibit (a)(1)(i) to the Schedule TO, in exchange for each of the shares of Company Common Stock (such Cash Consideration and Stock Consideration, the "Offer Consideration"). The actual value of the shares of Parent Common Stock that you will receive will likely have a value of more or less than $3.43 for each share of Company Common Stock validly tendered and not properly withdrawn because the actual Stock Consideration will be calculated using the measurement period described under the heading "The Offer" in the Preliminary Prospectus. The payment of the Offer Consideration depends upon the terms and is subject to the conditions set forth in the Preliminary Prospectus and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the "Offer").

   The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 15, 2002, by and among the Parent, the Purchaser and the Company (as such agreement may be amended or supplemented from time to time, the "Merger Agreement"). As soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions of the Merger (as defined below), the Company will be merged with and into the Purchaser (or, if certain events relating to the U.S. federal income tax treatment of the Offer and the merger do not occur, then the Purchaser will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of the Parent) (in either case, the "Merger"). Following the date and time the Merger becomes effective (the "Effective Time"), the separate corporate existence of the Company (or, if the Purchaser is merged into the Company, the Purchaser) shall cease, and the Purchaser (or the Company, as the case may be) shall continue as the surviving corporation of the Merger (the "Surviving Corporation") and a wholly-owned subsidiary of the Parent.

   At and as of the Effective Time, by virtue of the Merger and without any action on the part of the Parent, the Purchaser, the Company or the holders of any of the following securities, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares owned by the Company (whether or not owned as treasury stock) or any subsidiary of the Company, (ii) shares owned by the Parent, the Purchaser or any other subsidiary of the Parent or the Purchaser, if any, and (iii) shares held by a person immediately prior to the Effective Time who complies with all the provisions of the Delaware General

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Corporation Law (the "DGCL") concerning the right of holders of shares to demand appraisal of their shares in accordance with Section 262 of the DGCL (a "Dissenting Stockholder")) shall be canceled and, subject to certain rights of Dissenting Stockholders in the Merger Agreement, shall be converted automatically into the right to receive, for each share of Company Common Stock
(x) the Cash Consideration, and (y) the Stock Consideration.

   A copy of the Merger Agreement has been filed with the Securities and Exchange Commission (the "Commission") by the Parent, and is incorporated herein by reference. The Parent has also filed with the Commission a Registration Statement on Form S-4, dated May 23, 2002 (the "Form S-4"), including the Preliminary Prospectus and covering the offer and sale of the shares of Parent Common Stock being issued in connection with the Offer and the Merger.

   For a discussion of the material United States federal income tax consequences of the Offer and the Merger, see the discussion contained in the Preliminary Prospectus under the heading "The Offer--Material United States Federal Income Tax Consequences," which is incorporated herein by reference.

   Concurrently with the execution of the Merger Agreement, the Parent entered into a Voting and Tender Agreement, dated as of May 15, 2002 (as such agreement may be amended or supplemented from time to time, the "Voting and Tender Agreement"), with the following stockholders of the Company: Citicorp Venture Capital Ltd. ("CVC"), CCT Partners III, L.P. and Citicorp Mezzanine Partners, L.P. ("CMP") (each such stockholder, a "Tendering Stockholder"). Pursuant to the Voting and Tender Agreement, each Tendering Stockholder has agreed to tender all of its shares of Company Common Stock owned as of the date of the commencement of the Offer into the Offer as promptly as practicable, and in no event later than the twentieth business day, following the commencement of the Offer. As of May 23, 2002, the Tendering Stockholders have agreed to tender an aggregate of 849,255 shares of Voting Common Stock and 11,396,046 shares of Class B Common Stock Common Stock pursuant to the Voting and Tender Agreement, which aggregate amount of shares represents approximately 61.8% of the Company Common Stock outstanding on May 23, 2002. Each Tendering Stockholder also has agreed not to withdraw any of its shares of Company Common Stock so tendered unless the Offer is terminated, or the Offer has expired, without the Purchaser or the Parent purchasing all of the Company Common Stock validly tendered in the Offer and not withdrawn. In addition, during the period from the date of execution of the Voting and Tender Agreement until the earlier of the date of termination of the Merger Agreement or the date of the closing of the transactions contemplated thereby, each Tendering Stockholder has agreed to vote each of its shares of Company Common Stock at every annual, special or adjourned meeting of the stockholders (including any consent in lieu of a meeting) of the Company (i) in favor of the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, (ii) against any Acquisition Proposal (as defined in the Merger Agreement) involving the Company, or any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which could result in any of the conditions to the Company's obligations under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter relating to the consummation of the transactions contemplated by the Merger Agreement.

   A copy of the Voting and Tender Agreement has been filed with the Commission by the Parent, and is incorporated herein by reference.

   As set forth in the Schedule TO, the principal executive offices of the Purchaser are located at 600 Kellwood Parkway, P.O. Box 14374, St. Louis, Missouri 63017, and the principal executive offices of the Parent are located at 600 Kellwood Parkway, P.O. Box 14374, St. Louis, Missouri 63017.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

    Conflicts of Interest

   Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder

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(the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as set forth in this Statement (including in the Exhibits hereto and in Annex B hereto) or as incorporated by reference herein, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) the Parent, the Purchaser or their respective executive officers, directors or affiliates.

    Merger Agreement

   The summary of the Merger Agreement and the description of the conditions of the Offer contained under the headings "The Merger Agreement" and "The Offer--Conditions of Our Offer," respectively, in the Preliminary Prospectus, which has been filed as an exhibit to the Schedule TO and is being mailed to Company's stockholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is incorporated herein by reference.

    Voting and Tender Agreement

   The summary of the Voting and Tender Agreement contained under the heading "The Voting and Tender Agreement" in the Preliminary Prospectus, which has been filed as an exhibit to the Schedule TO and is being mailed to Company's stockholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Voting and Tender Agreement, which is incorporated herein by reference.

    Stock Options

   The Merger Agreement provides that, on or prior to the Effective Time, the Company shall take all actions necessary to cause, pursuant to and consistent with the Company's 1998 Long-Term Performance Incentive Plan (the "Company Stock Option Plan") to the extent permissible under applicable law, all outstanding options to acquire shares of Voting Common Stock that were granted under the Company Stock Option Plan (the "Company Options") to be exercisable in full immediately prior to the Effective Time. On or prior to the Effective Time, the Company shall take all actions necessary to cause each Company Option to be converted into and become the right to receive: (i) an amount in cash (the "Cash Option Amount") determined by dividing (x) the product of (A) the excess, if any, of $6.85 over the applicable exercise price per share of such Company Option and (B) the number of shares of Voting Common Stock into which such Company Option would have been exercised had the holder thereof exercised such Company Option in full immediately prior to the Effective Time, by (y) 2; and (ii) a number of validly issued, fully paid and non assessable shares of Parent Common Stock determined by dividing (x) the Cash Option Amount by (y) the Average Parent Stock Price. As used herein, the "Average Parent Stock Price" shall be equal to the average closing price of one share of Parent Common Stock on The New York Stock Exchange ("NYSE") as reported in The Wall Street Journal, for the 18 trading days immediately preceding the second trading day prior to the initial scheduled expiration date of the Offer.

   Each such Company Option shall thereafter be canceled and be of no further force or effect except for the right to receive the Cash Option Amount and the shares of Parent Common Stock described in clause (ii) of the immediately preceding paragraph (such cash and number of shares, the "Option Consideration"). Promptly following the Effective Time, the Surviving Corporation shall cause to be mailed to each holder of Company Options the Option Consideration payable with respect to all Company Options held by such holder reduced by all amounts required to be withheld on account of the holder's exercise of such Company Options, which shall be cancelled and of no further force and effect after such payment and all rights thereto shall be deemed assigned to the Purchaser.

    Executive Deferral Plan Payments

   The Company currently maintains an Executive Deferral Plan (the "Deferral Plan"), which is an unfunded, nonqualified deferred compensation plan that provides deferred compensation to selected members of management and certain other highly-compensated employees. The Deferral Plan allows employees to

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voluntarily defer from 5% to 50% of their salary and/or bonus compensation until termination, retirement or the occurrence of certain specific future events. Compensation that is deferred under the Deferral Plan bears interest at a rate specified in the Deferral Plan.

   In the event of a change of control of the Company, the Deferral Plan shall terminate and the Company shall pay all deferred compensation and earnings in lump sums to the Deferral Plan's participants. The consummation of the Offer would constitute a change of control under the Deferral Plan. The aggregate amount to be paid-out under the Deferral Plan to executive officers of the Company upon the consummation of the Offer, assuming a closing date of June 29, 2002, will be approximately $989,000, of which Edward Kittredge, the Chairman, Chief Executive Officer and President of the Company, Richard L. Solar, the Chief Financial Officer, Senior Vice President and Assistant Secretary of the Company, and David E. Uren, the Vice President of Finance, Secretary and Treasurer of the Company, would receive approximately $882,000, $42,000 and $65,000, respectively. However, in lieu of receiving such payouts, Messrs. Kittredge, Solar and Uren each may elect to transfer his account under the Deferral Plan to the Parent for it to maintain such account.

    Long-Term Bonus Plan Payments

   The Company currently maintains a Long-Term Bonus Plan (the "Bonus Plan") under which the Compensation Committee of the Board (the "Compensation Committee") may accrue amounts to be paid to the Company's executive and senior officers as bonuses during future years for past service. During 1997 and 1998, the Company accrued $515,000 and $500,000, respectively, for future payments to a certain group of senior executives for past service, with final allocation to be determined later by the Compensation Committee. Under the terms of the Bonus Plan, these amounts accrue interest until they are paid. Interest only was accrued under the Bonus Plan in 1999, 2000 and 2001.

   The Compensation Committee has determined that, upon the consummation of the Merger, the aggregate amount accrued under the Bonus Plan will be awarded to certain executive and senior officers of the Company. The aggregate amount to be paid-out under the Bonus Plan upon the consummation of the Merger, assuming a closing date of June 29, 2002, will be approximately $1,370,000, of which Messrs. Kittredge, Solar and Uren would receive approximately $754,000, $456,000 and $160,000, respectively.

    Retention Bonus Program

   The Board has approved a Retention Bonus Program (the "Retention Bonus Program") under which up to $200,000 in bonuses may be paid to certain of the Company's employees who remain employed by the Company through the consummation of the Merger. The Company's senior management will determine the specific recipients and amounts of bonuses to be granted pursuant to the Retention Bonus Program. David E. Uren is the only executive officer who is eligible to receive a bonus under the Retention Bonus Program.

    Prochaska Employment Agreement

   The Company has an employment agreement with Bobby J. Prochaska, the President and Chief Operating Officer of the Company's Apparel Division. The employment agreement provides that the Company pay Mr. Prochaska a bonus of $100,000 upon the closing of the sale of the Company. The consummation of the Merger would constitute the closing of a sale of the Company and, upon the occurrence of such event, the Company will be obligated to pay Mr. Prochaska a bonus of $100,000.

    Indemnification and Insurance

   Pursuant to the Merger Agreement, the Parent and the Purchaser have agreed that all rights to indemnification or exculpation by the Company now existing in favor of each present and former director,

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officer, employee and agent of the Company (the "Indemnified Parties") as provided in the Company's certificate of incorporation or bylaws, in each case as in effect on the date of the Merger Agreement, or pursuant to any other agreements specifically identified on the disclosure schedules delivered by the Company to the Parent and the Purchaser concurrently with the execution of the Merger Agreement, shall survive the Merger and shall continue in full force and effect. To the maximum extent permitted by the DGCL, such indemnification shall be mandatory rather than permissive, and the Surviving Corporation shall advance expenses incurred in connection with such proceedings in advance of the final disposition thereof. The indemnification or exculpation provisions of the Company's certificate of incorporation and bylaws shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the date of the Merger Agreement and prior to the Effective Time were directors, officers, employees or agents of the Company, in respect to actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modifications are required by applicable law.

   In addition, pursuant to the Merger Agreement, the Parent will provide, or cause the Surviving Corporation to provide, for a period of six (6) years after the Effective Time, the coverage provided by the policies of directors and officers liability and fiduciary insurance most recently maintained by the Company (the "D&O Insurance"); provided, that the Surviving Corporation may substitute therefor policies that are no less favorable in any material respect than the Company's existing D&O Insurance policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage, so long as the substitution does not result in gaps or lags in coverage with respect to matters occurring prior to the Effective Time; and, provided, further, that the Parent and the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the aggregate annual premium currently paid by the Company for such insurance, but in that case shall purchase as much coverage as possible for the amount.

   The provisions of the Merger Agreement described in the preceding two paragraphs are intended to benefit the Parent, the Purchaser, the Surviving Corporation and the Indemnified Parties and their respective estates, and shall be binding on all successors and assigns of the Parent, the Purchaser, and the Surviving Corporation.

    The Surviving Corporation's Board of Directors and Officers

   The Merger Agreement provides that promptly after the payment by the Purchaser for the shares of Company Common Stock pursuant to the Offer and, if required pursuant to the terms thereof, the effectiveness of the Purchaser's conversion of the Class B Common Stock into shares of Voting Common Stock contemplated under the Merger Agreement to effect a short-form merger pursuant to Section 253 of the DGCL, the Parent and the Purchaser shall be entitled to designate such number of directors on the Board of Directors of the Company (the "Board"), rounded down, as will give the Purchaser representation on the Board equal to the product of (i) the number of directors on the Board multiplied by (ii) the percentage that the number of shares of Company Common Stock paid for by the Purchaser pursuant to the Offer (including the number of shares of Voting Common Stock received by the Purchaser upon conversion of the Class B Common Stock, if any), bears to the total number of then outstanding shares of Voting Common Stock. The Company shall use reasonable best efforts to, upon the request of the Purchaser, either increase the size of the Board or secure the resignation of the number of directors as is necessary to enable the Purchaser's designees to be elected to the Board and to cause the Purchaser's designees to be so elected. The Company's obligations to appoint designees to the Board shall be subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). At the request of the Purchaser, the Company shall take all action necessary to effect any such election, and shall include in this Schedule 14D-9 the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. At the request of the Purchaser, the Company has included certain of such information in this
Schedule 14D-9. The Parent has supplied to the Company in writing, and is solely responsible for, any information with respect to itself and its nominees, directors and affiliates that is required by Section 14(f) and Rule 14f-1. Notwithstanding the foregoing, the parties to the Merger Agreement shall use their respective best efforts to ensure that at least two (2) members of the Board shall at all times prior to the Effective Time be Continuing Directors (as described below).

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   Following the election or appointment of the Purchaser's designees pursuant to the preceding paragraph and prior to the Effective Time, any amendment of the Merger Agreement or the certificate of incorporation or bylaws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of the Parent or the Purchaser, and waiver of any of the Company's rights under the Merger Agreement, or any transaction between the Parent (or any affiliate or associate thereof) and the Company shall require (i) that there be in office at least one Continuing Director and (ii) the concurrence of a majority of the Company's directors (or the concurrence of the sole remaining director if there is only one remaining) then in office who are directors of the Company on the date of the Merger Agreement, or are directors designated by such persons or person (the "Continuing Directors"). The Continuing Directors shall have the authority to retain counsel and other advisors at the expense of the Company as are reasonably appropriate to assist them in the exercise of their duties in connection with the Merger Agreement. In addition, the Continuing Directors shall have the authority to institute any action on behalf of the Company to enforce performance of the Merger Agreement.

   From and after the Effective Time, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of the Purchaser at the Effective Time shall be the directors of the Surviving Corporation, and
(ii) the officers of the Purchaser at the Effective Time shall be the officers of the Surviving Corporation.

    Third-Party Beneficiaries

   Other than the indemnification provisions of the Merger Agreement (which are discussed in part under the heading "Indemnification and Insurance" above), nothing in the Merger Agreement shall confer any rights or remedies upon any person other than the parties to the Merger Agreement.

    Purchaser Stock Option

   Pursuant to the Merger Agreement, the Company has granted to the Purchaser an irrevocable option (the "Purchaser Option") to purchase up to 875,000 shares of Voting Common Stock for a per share exercise price equal to $6.85. The Purchaser Option is exercisable only after the purchase of and payment for shares of Company Common Stock pursuant to the Offer by the Parent or the Purchaser as a result of which the Parent, the Purchaser and their affiliates own beneficially at least 50% of the outstanding shares of Company Common Stock. The Purchaser Option shall terminate automatically upon the termination of the Merger Agreement in accordance with its terms.

    Registration Rights of Citicorp Venture Capital, Ltd. and Its Affiliates

   Pursuant to the Merger Agreement, the Parent has agreed, to the extent permitted by any United States federal, state or local or any foreign statute, law, rule, regulation, ordinance, code, order, judgment, decree or any other requirement or rule of law (a "Law"), to register the resale of all of the Consideration Shares to be received by CVC and its affiliates pursuant to the Offer or Merger in the registration statement on Form S-4 used to register the offer and sale of Parent Common Stock pursuant to the Offer. In the event such registration is not permitted by Law, within 30 days after the consummation of the Offer, the Company shall file with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act") for the registration pursuant to Rule 415 of the Securities Act of the resale of all of such Consideration Shares.

    Confidentiality Agreements

   On August 1, 2000, the Company and the Parent entered into a Confidentiality Agreement (the "Company Confidentiality Agreement"). The Company
Confidentiality Agreement provides that for one year following the date of such agreement the Parent will keep confidential any information concerning the Company that is

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provided to the Parent, subject to certain exceptions, and that the Parent will use such information solely for the purpose of evaluating a possible transaction with the Company. Pursuant to the Company Confidentiality
Agreement, the Parent further agreed that, for one year following the date of the Company Confidentiality Agreement, the Company and the Parent, without the prior written consent of the other party, will not disclose to any person that such information has been made available to the Parent, that discussions or negotiations are taking place concerning a possible transaction between the Company and the Parent, or any terms, conditions or facts with respect to any such possible transaction. In addition, the Parent also agreed that, for a period of one year following the date of the Company Confidentiality Agreement, its representatives involved in this transaction will not solicit to employ any of the officers or key managerial employees of the Company with whom the Parent had substantial contact during the transaction, without obtaining the prior written consent of the Company.

   On February 7, 2002, the Company and the Parent entered into a No-Shop Agreement (the "No-Shop Agreement") pursuant to which the Company and the Parent agreed that the Company Confidentiality Agreement would remain in full force and effect as of the date of the No-Shop Agreement, and that the provisions of the Company Confidentiality Agreement shall survive for a period of one year from the date of the No-Shop Agreement.

   On March 25, 2002, the Company and the Parent entered into another Confidentiality Agreement (the "Parent Confidentiality Agreement"). Pursuant to the Parent Confidentiality Agreement, the Company agreed that, for two years from the date of such agreement, the Special Committee (as defined below) will keep confidential any information concerning the Parent that is provided to the Company, subject to certain exceptions, and that the Special Committee will use such information solely for the purpose of evaluating on behalf of the Company's stockholders the then-proposed transaction with the Parent.

Item 4.  The Solicitation or Recommendation.

   (a) Recommendation of the Board. At a meeting of the Board held on May 14, 2002, acting upon the May 13, 2002 recommendation of the Special Committee described below, the Board, by unanimous vote of all directors, has (i) determined that each of the Offer and the Merger, taken together as integral steps of a single plan of reorganization, is fair to, and in the best interests of, the stockholders of the Company, (ii) approved the Merger Agreement and the transactions contemplated thereby, and (iii) recommended acceptance of the Offer and adoption of the Merger Agreement by the stockholders of the Company.

  (b) Background; Reasons for the Recommendations of the Board

    Background

   During the second half of 1999, the Board discussed the desirability of pursuing strategic alternatives designed to enhance the Company's stockholder value, believing that the market was no longer affording the appropriate level of value to the Company's stock. As a result of these discussions, the Company and its representatives identified several potential strategic and financial partners with whom a business combination might have been desirable and contacted a number of companies to gauge their level of interest in a potential transaction with the Company. Over approximately the next nine months, the Company and its representatives met or spoke with representatives of these companies to discuss the possibility of a combination transaction. However, no agreements were ultimately reached with any of these companies during this period, and no plans to consider such a combination in the future were agreed upon.

   One of the companies that the Company contacted during this period was the Parent. In July 1999, Edward Kittredge, Chairman, Chief Executive Officer and President of the Company, contacted James C. Jacobsen, Vice Chairman of the Parent, to discuss the Parent's interest in meeting to discuss a potential transaction with the Company. Mr. Kittredge and Mr. Jacobsen had known each other previously due to their involvement in various industry organizations.

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   In August 1999, Mr. Kittredge and Richard L. Solar, Senior Vice President,
Chief Financial Officer and Assistant Secretary of the Company, met twice in New York with Mr. Jacobsen, Hal J. Upbin, Chairman, Chief Executive Officer and President of the Parent, and Gerald M. Chaney, then Vice President and Chief Financial Officer of the Parent. The meetings resulted in the Company and the Parent agreeing to continue conversations regarding a potential combination transaction.

   Between October 1999 and January 2000, the Company and the Parent continued to discuss the merits of a potential transaction. In February 2000, the two parties executed a confidentiality agreement, and the Parent was supplied with certain information that it had requested in order to perform further analysis of a potential transaction involving the Company.

   The principals involved in the August 1999 meetings between the Company and the Parent met again at the Company's New York office in March 2000, with the addition of W. Lee Capps III, then the Parent's Vice President of Corporate Development. This meeting, together with subsequent conversations between the parties following the meeting, led to a mutual agreement that the time was not right to continue further conversations regarding a potential combination transaction between the Company and the Parent.

   Shortly thereafter, the Board decided to retain a financial advisor to assist the Company in considering its full range of strategic alternatives to enhance stockholder value, including a possible merger or sale of the Company. Representatives of the Company and the Board met with several potential financial advisors to discuss their views regarding the Company's strategic alternatives.

   On May 16, 2000, the Board decided to retain First Union Securities, Inc. (currently acting under the trade name Wachovia Securities ("Wachovia Securities")), to serve as its financial advisor for the strategic alternatives process. On May 22, 2000, the Company and Wachovia Securities entered into the Engagement Letter (as described below).

   On May 24, 2000 after the close of trading on the NYSE, the Company issued a press release announcing that it had retained Wachovia Securities to assist the Company in maximizing stockholder value and, in particular, to explore strategic alternatives for the Company, including a possible merger or acquisition of the Company. On that date, the Company's Voting Common Stock closed at a price of $4.31 per share on the NYSE.

   Beginning the week of June 5, 2000 and continuing through the early summer of 2000, Wachovia Securities contacted 79 parties to determine their level of interest in a potential transaction with the Company. Of those contacts, 45 parties indicated an interest in exploring the potential opportunity and were sent packages containing publicly-available information related to the Company.

   After reviewing such information, 33 parties (including potential strategic and financial buyers, both domestic and foreign) expressed a continuing interest in exploring the opportunity. Each of these interested parties was asked to sign a confidentiality agreement prior to receiving a Confidential Information Memorandum ("CIM") on the Company containing non-public information.

   Beginning the week of July 31, 2000, CIMs were sent to each of these 33 parties. The Parent was one of the parties that requested information about the Company and was sent a CIM in August 2000, following the execution of the Company Confidentiality Agreement. Following review of the CIM, each of the parties was asked to submit to Wachovia Securities a non-binding, preliminary indication of interest related to a potential transaction with the Company.

   Wachovia Securities ultimately received initial indications of interest from seven (including the Parent) of the 33 parties who received a CIM. Two of these indications expressed an interest in purchasing only a portion of the Company's operations, and the remaining five (including the Parent) expressed an interest in a transaction involving the entire Company. The value of the five indications of interest for the entire Company ranged from $4.73 per share to $8.50 per share.

   At a meeting on August 10, 2000, the Board reviewed the status of the Wachovia Securities strategic alternatives process, including the parties who had expressed indications of interest in a transaction. After discussing these indications of interest, the Board determined to proceed with further discussions with the four parties (including the Parent) who submitted the highest indications of value for a transaction involving the entire Company.

   Each of these four parties was invited to meet with the Company's senior management and conduct preliminary due diligence investigations on the Company. These visits and due diligence investigations were conducted during September and October 2000. Following preliminary due diligence and management visits, each of the four parties was asked to submit to Wachovia Securities by October 12, 2000 a firm proposal related to a potential transaction with the Company.

   In October 2000, Mr. Kittredge proposed several transaction structures to Mr. Upbin. After review of the information received from the Company and discussions with Wachovia Securities and representatives of the Company, the Parent informed Mr. Kittredge that the timing was not right for the Parent to pursue a transaction with the Company. None of the other three parties submitted a firm proposal for a potential transaction with the Company.

   Also in October 2000, the Company was contacted by a representative of a financial buyer group organized by an apparel industry advisor familiar to Mr. Solar ("Buyer A"). Buyer A had not previously been contacted by the Company or Wachovia Securities. Buyer A expressed interest in learning more about the Company and the opportunity for a potential transaction. On October 12, 2000, Buyer A executed a confidentiality agreement and, during October and November 2000, the Company's management held several discussions with a representative of Buyer A.

   At a meeting on November 9, 2000, the Board discussed, among other things, the status of the Wachovia Securities strategic alternatives process.

   On November 20, 2000, Buyer A submitted a written indication of interest to acquire all of the shares of the Company at a price to be negotiated that would not be less than four times the Company's adjusted EBITDA as of the twelve months ended September 30, 2000. In addition, Buyer A indicated that in the proposed transaction the Company would be capitalized by an equity investment of approximately $30 million, and that a financing source had expressed interest in providing the senior secured financing required to complete the transaction. After discussing Buyer A's indication of interest with the Company and CVC, Wachovia Securities informed Buyer A that the Company was interested in continuing discussions with respect to a potential transaction.

   On December 5, 2000, the Company conducted a management visit with representatives of Buyer A, its potential debt and equity financing sources and its accountants.

   On December 29, 2000, Wachovia Securities received a revised written indication of interest from Buyer A that specified a purchase price of $120 million in cash for all of the approximately 16,950,000 outstanding shares of Company Common Stock, but that neglected to account for the warrant to purchase 2,958,503 shares of Class B Common Stock then held by CMP (and subsequently exercised in August 2001), an affiliate of CVC. After discussing this proposal with the Company and CVC, Wachovia Securities instructed Buyer A to submit a revised proposal to fully account for all outstanding options and warrants and to increase the $120 million purchase price.

   On January 16, 2001, Wachovia Securities received from Buyer A a revised written proposal to acquire all of the outstanding common stock, warrants and other equity securities of the Company for $130 million in cash, which implied a purchase price of $6.50 per share. After discussing this revised offer with the Company and CVC, Wachovia Securities again instructed Buyer A to resubmit its proposal with a higher purchase price.

   On January 30, 2001, Wachovia Securities received a letter from Buyer A regarding its proposed transaction. In this iteration, the purchase price provided that holders of the Company's equity securities would receive (a) $6.50 per share in cash, (b) an aggregate of $10 million in the form of subordinated promissory notes that would accrue interest at 10% per annum to be payable in kind and be due on the one-year anniversary of the repayment of the term indebtedness used to effect the transaction (the "Subordinated Promissory Notes") and (c) warrants to purchase a number of shares of common stock of the Company equal to 3% of the Company's issued and outstanding common stock after the transaction at an exercise price of no less than $7.00 (the "New Warrants"). This proposal implied an aggregate purchase price of approximately $140 million. After discussing this proposal with the Company and CVC, Wachovia Securities instructed Buyer A to withdraw this offer in favor of a revised structure that would provide full liquidity for all of the Company's public stockholders.

   On February 6, 2001, Wachovia Securities received a term sheet from Buyer A summarizing the principal terms of a revised proposal for the acquisition of the Company. The term sheet provided that holders of the Company's equity securities (other than CVC and its affiliates) would receive $7.00 per share in cash, and that CVC and its affiliates would receive (a) $6.15 per share in cash, (b) $10 million of Subordinated Promissory Notes and (c) the New Warrants. This proposal also implied an aggregate purchase price of approximately $140 million. After discussing this proposal with the Company and CVC, Wachovia Securities informed Buyer A that an offer in which all stockholders would not receive the same consideration would be unacceptable to the Company and CVC, and that Buyer A should resubmit its offer accordingly.

   On February 14, 2001, the Board met and discussed, among other things, the status of negotiations with Buyer A. The Board resolved, among other things, that the Company was authorized and directed to continue with negotiations involving Buyer A. In addition, in order to streamline the decision-making process and to exclude members of management who might have had contact, and contemplated participating in a transaction, with potential buyers, the Board also resolved to form a special committee of the Board (the "Special Committee") to evaluate, negotiate and approve of the terms and conditions of any proposed acquisition of the Company, but did not appoint any directors to the Special Committee at that time.

   On February 21, 2001, after further negotiations and consultation, the Company, CVC and Buyer A executed an exclusivity agreement that contemplated an acquisition of the Company by Buyer A based on a purchase price of $6.79 per share in cash to all stockholders, which implied an aggregate purchase price of $135 million. The exclusivity agreement provided Buyer A with a 45-day period of exclusivity to complete its due diligence, finalize its financing, and negotiate the terms and conditions of a merger agreement.

   Buyer A's exclusivity period expired on April 7, 2001 without Buyer A making a definitive proposal, and thereafter the Company and Wachovia Securities continued to work toward a definitive agreement with Buyer A on a non-exclusive basis.

   In April 2001, after discussions between Mr. Kittredge and a financial buyer group organized by a private equity investor familiar to Mr. Kittredge ("Buyer B"), Wachovia Securities received an oral indication of interest in acquiring the Company from Buyer B. Buyer B had not previously been contacted by the Company or Wachovia Securities. Following the execution of a confidentiality agreement on April 27, 2001, Buyer B conducted numerous due diligence visits with the Company's senior management over the next several months.

   On May 15, 2001, the Board met and appointed the following three non-management directors to the Special Committee: John Weber, a representative of CVC, who was appointed Chairman of the Special Committee; Lawrence R. Glenn; and James P. Manning.

   On June 13, 2001, Wachovia Securities and Mr. Weber met with representatives of Buyer B to discuss a possible transaction. Buyer B's representatives preliminarily indicated that they contemplated paying a cash purchase price of $6.52 per share to the Company's stockholders, other than CVC and its affiliates. Under this preliminary proposal, CVC and its affiliates would receive $15 million of non-redeemable, non-voting preferred stock that would accrue interest at 12% per annum to be payable in kind (the "Preferred Stock"), plus an amount of cash equal to $6.52 per share times the number of shares held by CVC and its affiliates less the aggregate face value of the Preferred Stock. At that meeting, Wachovia Securities informed Buyer B that it should submit a written proposal if it had a serious interest in a transaction.

   On July 18, 2001, the Company publicly announced that as a result of deteriorating economic conditions and short-term business trends, it expected revenue and earnings per share for the second quarter and full year to be lower than it had previously anticipated. As a result of this change, the Company revised its internal financial estimates for the periods beyond fiscal year 2000.

   These revised estimates were delivered to Buyer A and Buyer B on July 2, 2001, along with a request for each party to submit a definitive proposal to acquire the Company. The deadline for such definitive proposals was set for July 20, 2001, and such proposals were submitted by Buyer A and Buyer B by that date. After receiving the proposals of Buyer A and Buyer B, Wachovia Securities contacted each of Buyer A and Buyer B to determine the proposed timetable, status of financing, due diligence and other contingencies with respect to their respective proposed transactions. Wachovia Securities also talked with each of the institutions that Buyer A and Buyer B listed as potential financing sources for their respective proposals.

   Buyer B proposed a one-step merger and offered two consideration alternatives: (a) $6.25 per share in cash to all stockholders or (b) $6.00 per share to CVC and its affiliates and $6.70 per share to the Company's other stockholders. Both alternatives implied an aggregate purchase price of approximately $125 million for the Company. In addition, under both scenarios, CVC and its affiliates would be required to take the Preferred Stock as a portion of its merger consideration instead of cash. In response to Buyer B's proposal, Wachovia Securities requested that Buyer B submit an additional proposal that would provide for all of the Company's stockholders to receive the same consideration in the transaction, but Buyer B declined to submit such a proposal.

   Buyer A's proposal reiterated its purchase price of $135 million, or approximately $6.79 per share, structured as a cash tender offer followed by a second step merger. The proposed transaction provided for all stockholders to receive identical consideration.

   On July 24, 2001, the Company received a letter from Buyer A evidencing the interest of its investor group to participate in Buyer A's proposed transaction with up to $30 million in equity financing.

   On July 27, 2001, the Board met and decided to remove Mr. Glenn from the Special Committee because he was not available at that time due to other commitments, and to appoint Richard M. Cashin, Jr. to the Special Committee in replacement of Mr. Glenn.

   Later on July 27, 2001, the Special Committee met to consider the respective proposals of Buyer A and Buyer B. Based on the higher price of Buyer A's proposal, the fact that CVC had indicated that it was unwilling to accept different consideration than the Company's other stockholders, the Special Committee's belief that Buyer A had a greater likelihood of obtaining the requisite equity and debt financing for its proposal than Buyer B, and the fact that Buyer A had completed more of its due diligence than Buyer B, the Special Committee instructed Wachovia Securities and Kirkland & Ellis, legal counsel to the Special Committee ("K&E"), to proceed toward the negotiation of a definitive merger agreement with Buyer A.

   On August 16, 2001, Buyer B withdrew its proposal.

   During August, September and October 2001, K&E and Buyer A's legal counsel negotiated the terms of a definitive merger agreement, and Buyer A and its financing sources conducted their due diligence reviews of the Company.

   On November 8, 2001, Buyer A approached Wachovia Securities regarding a reduction in the $6.79 per share purchase price it would be willing to pay for the Company. Specifically, Buyer A proposed to pay $6.29 per share or an aggregate purchase price not to exceed $125 million. This new proposal was accompanied by a proposal letter from a recognized financial institution evidencing interest in providing up to $95 million in senior secured debt financing for Buyer A's proposed transaction, and confirmation that Buyer A's investors were still interested in providing up to $30 million in equity financing.

   On November 9, 2001, Wachovia Securities informed Buyer A of the Special Committee's interest in continuing discussions toward the negotiation of a definitive merger agreement under the revised proposal of $6.29 per share. During November and December 2001, negotiations on the definitive merger agreement and due diligence by Buyer A continued, with Buyer A and its financing sources making numerous due diligence visits to the Company.

   On November 20, 2001, Wachovia Securities contacted Buyer A and, at the instruction of the Special Committee, requested that Buyer A's senior lenders promptly inform Wachovia Securities and the Special Committee of the specific areas of due diligence remaining and the timeframe in which they proposed to complete their investigation and provide Buyer A with an unconditional financing commitment.

   On November 27, 2001, Buyer A forwarded to Wachovia Securities a letter from Buyer A's senior lenders providing a status update on such lender's due diligence and indicating the additional areas of due diligence that such lenders needed to complete.

   On December 14, 2001, Buyer B communicated to Wachovia Securities that it would be willing to submit a new proposal similar in price and structure to its earlier proposal of July 19, 2001, but only on the following conditions: (a) its bid would be subject to financing to be arranged within 45 days, and (b) it would require a break-up fee of $250,000 if the Company solicited or accepted another bid during the 45-day financing period, which break-up fee would be increased to $1.5 million after notice to the Company that Buyer B's financing was in place. Wachovia Securities subsequently informed Buyer B that the Special Committee had not accepted its conditions for submitting a new proposal, but that the Special Committee would consider any proposal from Buyer B that was not subject to the payment of a break-up fee.

   On December 21, 2001, the Special Committee met to discuss Buyer A's proposed timeline for the completion of its transaction.

   In January 2002, Buyer A informed Wachovia Securities that the financial institution with whom it was working declined to provide the senior secured financing on terms acceptable to Buyer A. At that time, Buyer A informed Wachovia Securities that it was still interested in acquiring the Company and would continue to pursue other financing alternatives.

   Also in January 2002, Mr. Kittredge contacted Mr. Upbin to determine if the Parent would be interested at that time in pursuing a possible strategic transaction with the Company, and the two met in New York on January 28, 2002 to discuss the matter, during which meeting Mr. Kittredge delivered to Mr. Upbin updated internal financial estimates of the Company for the periods beyond fiscal year 2000. In a letter dated January 31, 2002, Mr. Upbin indicated to Mr. Kittredge that the Parent was interested in pursuing a transaction with the Company at a purchase price of $6.70 per share, payable 50% in cash and 50% in shares of newly-issued Parent Common Stock.

   On February 1, 2002, Mr. Kittredge relayed this information to the Special Committee and, later that day, the Special Committee met to discuss this proposal and to discuss Buyer A's inability to obtain senior secured financing for its transaction. The Special Committee decided to proceed with discussions with the Parent to ascertain the reliability of its proposal and the level of due diligence completed, and to request that the purchase price be increased.

   On February 4, 2002, Mr. Kittredge contacted Mr. Upbin and informed him that the Special Committee requested that the Parent increase its proposed purchase price.

   On February 5, 2002, Mr. Upbin agreed to raise the purchase price to $6.85 per share, paid in cash and shares of Parent Common Stock as described above, subject to the Company entering into an exclusivity agreement with the Parent.

   On February 6, 2002, the Special Committee met and authorized the Company to enter into an exclusivity agreement with the Parent that contemplated an acquisition of the Company at a purchase price of $6.85 per share.

   On February 7, 2002, with the approval of the Special Committee, the Company and the Parent entered into the No-Shop Agreement, which provided the Parent with a 30-day term of exclusivity and extended the term of the Company Confidentiality Agreement.

   The Parent and its representatives subsequently conducted numerous due diligence visits to the Company, including two formal management presentations in February 2002 that were attended by senior officers of the Purchaser and the Parent. In addition, the Parent and its advisors conducted extensive business, legal, financial and environmental due diligence investigations of the Company and its operations during this period. The Parent's legal counsel and K&E also began negotiations of the definitive merger agreement during this period.

   On March 7, 2002, the Parent advised the Company that its board of directors unanimously voted to proceed with the transaction, subject to satisfactory negotiation of a definitive merger agreement. In addition, the Parent requested an extension of the No-Shop Agreement for an additional 30 days to complete its due diligence and negotiations. Based on the Parent's progress to that date, the Special Committee granted a 30-day extension to the No-Shop Agreement on March 11, 2002.

   On March 25, 2002, the Company and the Parent entered into the Parent Confidentiality Agreement.

   On April 1, 2002, Wachovia Securities and Mr. Weber attended a management presentation held by the Parent at the Parent's headquarters in St. Louis, MO for the purpose of performing certain due diligence investigations of the Parent.

   On April 8, 2002, the March 11, 2002 extension to the No-Shop Agreement expired. Also on that date, representatives of the Company and the Parent, along with their advisors, participated in a conference call, during which the Parent communicated its need to complete certain due diligence items as well as the negotiation of certain business issues, and requested a further extension of exclusivity.

   On April 9, 2002, the Special Committee met to discuss the status of the Parent's due diligence review, and declined the Parent's request to extend exclusivity until such time as the scope and timing of Parent's additional due diligence could be determined. The Special Committee determined that any additional extension of exclusivity should coincide with the time period necessary for the Parent's completion of its due diligence and the negotiation of a definitive merger agreement.

   On April 22, 2002, the Parent again requested a further extension of the No-Shop Agreement to finalize its due diligence and negotiations of the definitive merger agreement and presented a definitive timetable for the completion of its due diligence and the negotiation and execution of the definitive merger agreement. On April 24, 2002, the Special Committee agreed to extend the No-Shop Agreement to May 10, 2002.

   On May 8, 2002, the Parent requested a further extension of the No-Shop Agreement until May 15, 2002. Such extension was granted that same day.

   On May 10, 2002, the Special Committee discussed the open issues concerning the Merger Agreement, and K&E and the counsel to the Parent continued to finalize the documentation.

   During the afternoon of May 13, 2002, the Special Committee held a meeting regarding the proposed merger agreement and fairness opinion from Wachovia Securities. At that meeting, K&E reviewed the directors' fiduciary duties in considering the proposed transaction and reviewed the material terms and conditions of the Merger Agreement. Wachovia Securities reviewed a detailed financial presentation and provided its oral opinion to the Special Committee that, as of the date of its opinion and based upon and subject to certain matters, the Offer Consideration to be received by the unaffiliated stockholders of the Company in the Offer and the Merger pursuant to the Merger Agreement is fair to such stockholders, from a financial point of view. After further discussion and consideration, the Special Committee determined that each of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, and recommended to the Board that it approve the Merger Agreement and the transactions contemplated thereby and recommend acceptance of the Offer and adoption of the Merger Agreement by the stockholders of the Company. Mr. Weber abstained from the vote of the Special Committee to allow independent, non-CVC, non-management directors to determine the Special Committee's recommendations to the Board and the Company's stockholders.

   In the afternoon of May 14, 2002, the Board held a meeting to consider the recommendations of the Special Committee. At that meeting, K&E gave its legal presentation, and Wachovia Securities reviewed a detailed financial presentation and provided its oral opinion (subsequently confirmed in writing) to the Board that, as of the date of its opinion and based upon and subject to certain matters, the Offer Consideration to be received by the unaffiliated stockholders of the Company in the Offer and the Merger pursuant to the Merger Agreement is fair to such stockholders, from a financial point of view. After further discussion and consideration, the Board unanimously determined that each of the Offer and the Merger are fair to, and in the best interests of, the stockholders of the Company, approved the Merger Agreement and the transactions contemplated thereby, and recommended acceptance of the Offer and adoption of the Merger Agreement by the stockholders of the Company.

   On May 15, 2002, the Merger Agreement was signed and delivered, and the Company and the Parent each issued a press release announcing the transaction.

   On May 24, 2002, the Purchaser commenced the Offer.

    Reasons for the Recommendations of the Company's Board

   A copy of the letter to the Company's stockholders communicating the recommendation of the Board is filed as Exhibit 7 hereto and is incorporated by reference herein.

   In approving the Merger Agreement and the transactions contemplated thereby and recommending acceptance of the Offer and adoption of the Merger Agreement by the stockholders of the Company, the Board considered a number of factors including:

      1. The presentation to the Board and the opinion of Wachovia Securities, the Board's financial advisor, to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the Offer Consideration to be received by the unaffiliated stockholders of the Company in the Offer and the Merger pursuant to the Merger Agreement is fair to such stockholders, from a financial point of view. The full text of such written opinion of Wachovia Securities is attached as Annex A hereto, and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Wachovia Securities in connection with such opinion.

      2. The Board's familiarity with, and management's view of, the Company's business, financial condition, results of operations, current business strategy and future prospects, the nature of the markets in which the Company operates, including their growth prospects, the Company's positions in such markets and the historical and current market prices for the Company Common Stock.

      3. A comparison of the risks and benefits of the Merger with the risks and benefits of the other strategic alternatives available to the Company, including continuing as an independent entity, as well as a consideration of the long term interests of the Company. Of the alternatives available to the Company, the Merger was determined by the Board to be the alternative that would yield the best results to the Company's public stockholders from a financial point of view. The Merger was determined to be more favorable to the public stockholders because the Merger would provide the Company's public stockholders with the opportunity to receive cash and Parent Common Stock for their Company Common Stock, which is currently less liquid than the Parent Common Stock.

      4. The view of the Board, based in part upon the presentation of Wachovia Securities outlining the scope of its efforts to explore strategic alternatives for the Company, regarding the likelihood of a superior offer arising, the efforts of Wachovia Securities and the Company over the last 24 months to locate other potential merger candidates, the fact the Company had held discussions with other parties, including all of the parties it reasonably considered to be potential interested parties, and that such discussions had resulted in only two other parties making serious proposals, which both involved terms that were less favorable than those of the Offer.

      5. The financial and other terms and conditions of the Offer, the Voting and Tender Agreement, the Merger and the Merger Agreement, including the provisions of the Merger Agreement that, subject to the terms and conditions of the no solicitation provisions and the termination fee that are described in the summary of the Merger Agreement contained in the Preliminary Prospectus under the heading "The Merger Agreement" and incorporated herein by reference, (i) permit the Company to respond to certain unsolicited, written, bona fide proposals relating to an acquisition of the Company by furnishing information and participating in discussions or negotiations if, at any time the Board determines in good faith, after consultation with independent legal counsel, that the failure to do so would be inconsistent with its fiduciary duties to the Company or the Company's stockholders under applicable law, and (ii) permit the Board or any committee thereof to cause the Company to enter into an agreement with a third party whereby such third party would acquire for consideration consisting of cash and/or securities, more than 20% of the shares of Company Common Stock then outstanding or all or substantially all the assets of the Company and otherwise on terms that the Board determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation) to be more favorable to the Company's stockholders than the Offer and the Merger and is reasonably capable of being completed and financed in a timely manner, in the event that the Board or any committee thereof determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties to the Company or the Company's stockholders under applicable law.

      6. The fact that the Offer and the Merger provide for a prompt tender offer for all shares of Company Common Stock to be followed by the Merger for the same consideration, thereby enabling the Company's stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Company Common Stock.

      7. The opportunity for the Company's stockholders to participate, as holders of Parent Common Stock, in a larger apparel company that is more diversified with respect to product, brand and customer base, including participating in the value that may be generated through the combination of the two companies.

      8. The arm's-length negotiations between the Company on the one hand, and the Parent and the Purchaser on the other hand, that resulted in the Offer Consideration.

      9. The fact that the Parent's and the Purchaser's obligations under the Offer are not subject to any financing condition.

      10. The impact of the Offer and the Merger on existing stock options and other benefits of Company personnel.

   The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

   Opinion of the Company's Financial Advisor

   On May 22, 2000, the Board retained Wachovia Securities to act as its financial advisor in connection with exploring various strategic alternatives to enhance the Company's stockholder value. On May 13, 2002, the Special Committee held a meeting, in which Wachovia Securities participated, to evaluate the proposed Merger Agreement. At that meeting, Wachovia Securities rendered its oral opinion that, as of that date and based upon and subject to factors and assumptions to be set forth in its opinion, the Offer Consideration to be received by the unaffiliated stockholders of the Company in the Offer and the Merger pursuant to the Merger Agreement is fair to such stockholders, from a financial point of view. On May 14, 2002, the Board held a meeting, in which Wachovia Securities participated, to evaluate the proposed Merger Agreement. At that meeting, Wachovia Securities rendered its oral opinion (subsequently confirmed in writing) that, as of that date and based upon and subject to factors and assumptions to be set forth in its opinion, the Offer Consideration to be received by the unaffiliated stockholders of the Company in the Offer and the Merger pursuant to the Merger Agreement is fair to such stockholders, from a financial point of view.

   In determining the value of the Offer Consideration for purposes of its analysis, Wachovia Securities assumed that each share of Company Common Stock would be purchased for a price of $6.85, payable in cash consideration of $3.42 per share (subject to certain adjustments as set forth in the Merger Agreement), and in stock consideration of $3.43 per share, consisting of a certain number of shares of Common Stock, par value $0.01 per share of the Parent, calculated as set forth in the Merger Agreement. Wachovia Securities further assumed, as set forth in the Merger Agreement, that following purchase of the Company Common Stock pursuant to the Offer, the Company will merge with and into Purchaser and each of the shares of Company Common Stock not acquired in the Offer will be converted into the right to receive the Offer Consideration.

   The full text of Wachovia Securities' opinion, which describes, among other things, the assumptions made, matters considered, and qualifications and limitations on the review undertaken by Wachovia Securities, is attached as Annex A hereto, and is incorporated herein by reference. Wachovia Securities' opinion is directed solely to the Company's Board and addresses only the fairness to the unaffiliated stockholders of the Company, from a financial point of view, of the Offer Consideration to be received pursuant to the Merger Agreement by such stockholders in the Offer and the Merger. The opinion does not address any other aspect of the Offer and the Merger or any related transaction, nor does the opinion address the merits of the underlying decision by the Company and the Board to enter into the Merger Agreement nor the relative merits of the Offer and the Merger compared with other business strategies that may have been considered by the Company and the Board. The opinion shall not constitute a recommendation to any stockholder of the Company as to whether or not such stockholder should tender such stockholder's shares of Company Common Stock in connection with the Offer. The Company's stockholders are urged to, and should, read Wachovia Securities' opinion carefully and in its entirety.

   In arriving at its opinion, Wachovia Securities, among other things:

  . Reviewed the Merger Agreement, including the financial terms of the Offer and the Merger;

  . Reviewed certain publicly available business, financial and other information regarding the Company and the Parent;

  . Reviewed certain business, financial and other information regarding the Company and its prospects that was furnished to Wachovia Securities by, and that Wachovia Securities discussed with, management of the Company;

  . Reviewed certain business, financial and other information regarding the Parent and its prospects that was furnished to Wachovia Securities by, and that Wachovia Securities discussed with, management of the Parent;

  . Reviewed the current and historical market prices and trading activity of the Company Common Stock and the Parent Common Stock;

  . Compared the publicly available business, financial and other information regarding the Company and the Parent with similar information regarding certain other publicly traded companies that Wachovia Securities deemed to be relevant;

  . Compared the proposed financial terms of the Offer and the Merger with the financial terms of certain other business combinations and transactions that Wachovia Securities deemed to be relevant;

  .   Developed discounted cash flow models of the Company and the Parent;

  . Reviewed the potential pro forma impact of the Offer and the Merger on the Parent's financial statements;

  . Analyzed the premiums paid for certain other business combinations and transactions that Wachovia Securities deemed to be relevant; and

  . Considered other information such as financial studies, analyses and investigations, as well as financial and economic and market criteria that Wachovia Securities deemed to be relevant.

   In rendering its opinion, Wachovia Securities assumed and relied, without independent verification, upon the accuracy and completeness of the foregoing financial and other information and data publicly available or furnished to, or otherwise reviewed or discussed with, it. With respect to the Company's financial projections, Wachovia Securities assumed that they had been reasonably prepared and reflected the best currently available estimates and judgments of management as to the expected future financial performance of the Company. Wachovia Securities discussed the Company's financial projections with its management but assumed no responsibility for and expressed no view as to the Company's financial projections or the assumptions upon which they were based. With respect to the Parent's financial forecasts, Wachovia Securities assumed that they had been reasonably prepared and reflected the best currently available estimates and judgments of management as to the expected future financial performance of the Parent. Wachovia Securities discussed the Parent's financial projections with its management but assumed no responsibility for and expressed no view as to the Parent's financial projections or the assumptions upon which they were based. In arriving at its opinion, Wachovia Securities did not engage in any physical inspections of the facilities of the Company or the Parent or incorporate any conclusions with respect thereto. Wachovia Securities has not made or been provided with any evaluations or appraisals of the assets or liabilities of the Company or the Parent.

   For purposes of rendering its opinion, Wachovia Securities assumed that the Offer and the Merger will be consummated on the terms described in the Merger Agreement, without waiver of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third party consents and/or approvals, no restrictions will be imposed that will have a material adverse effect on the Offer and the Merger or other actions contemplated by the Merger Agreement. Wachovia Securities further assumed that the Average Parent Stock Price would not exceed $38.00. Wachovia Securities' opinion was necessarily based on economic, market, financial and other conditions and the information made available to it as of the date thereof. Although subsequent developments may affect the opinion, Wachovia Securities does not have any obligation to update, revise or reaffirm the opinion. Wachovia Securities did not consider, nor did it express any opinion with respect to, the prices at which the Company Common Stock or the Parent Common Stock will trade following the announcement of the Offer or the price at which the Parent Common Stock will trade following the consummation of the Offer and the Merger.

   The consideration to be received by the Company's stockholders pursuant to the Merger Agreement was determined by arms-length negotiations between the Company and the Parent.

  Analyses of Wachovia Securities

   In performing its analyses, Wachovia Securities made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which were beyond the control of Wachovia Securities, the Company and the Parent. Any estimates contained in the analyses performed by Wachovia Securities are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which those businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. Wachovia Securities' opinion was one of a number of qualitative and quantitative factors taken into consideration by the Board in making its determination to enter into the Merger Agreement. In addition, the Board did not rely on any single analysis in making its determination. Consequently, the analyses described below should not be viewed as determinative of the decision of the Board or the Company's management with respect to the Offer and the Merger.

   The summary that follows is not a complete description of the analyses underlying Wachovia Securities' opinion or the presentation made by Wachovia Securities to the Board but summarizes the material analyses performed and presented in connection with its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description.

   In arriving at its opinion, Wachovia Securities did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Wachovia Securities believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analysis, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

  The Company

   Comparable Public Companies Trading Multiples Comparison. Wachovia Securities compared financial, operating and stock market data of the Company to the following publicly traded companies in the apparel industry:

   Delta Apparel, Inc.
   Delta Galil Industries, Inc.
   Garan, Inc.
   Haggar Corp.
   OshKosh B'Gosh, Inc.
   Oxford Industries, Inc.
   Salant Corp.
   Tropical Sportswear International Corp.

   Utilizing publicly available information for each of the comparable companies, Wachovia Securities calculated, among other things, the multiples, based on closing stock prices on May 8, 2002, of:

Adjusted market value (defined as equity market value plus net debt) to sales for the Company's latest twelve month ("LTM") period;
Adjusted market value to LTM earnings before interest and taxes ("EBIT"); Adjusted market value to LTM earnings before interest, taxes, depreciation and amortization ("EBITDA"); and
Equity market value to calendar 2002 estimated net income.

   The high multiples for the selected comparable companies were as follows:

                    Valuation Metric
                    ----------------
                    Adjusted market value to sales...  1.1x
                    Adjusted market value to EBIT.... 10.9x
                    Adjusted market value to EBITDA..  8.5x
                    Equity market value to net income 15.1x

   The low multiples for the selected comparable companies were as follows:

                     Valuation Metric
                     ----------------
                     Adjusted market value to sales... 0.3x
                     Adjusted market value to EBIT.... 6.5x
                     Adjusted market value to EBITDA.. 3.7x
                     Equity market value to net income 9.1x

   The median multiples for the selected comparable companies were as follows:

                    Valuation Metric
                    ----------------
                    Adjusted market value to sales...  0.5x
                    Adjusted market value to EBIT....  9.9x
                    Adjusted market value to EBITDA..  6.1x
                    Equity market value to net income 10.0x

   Based on the foregoing, Wachovia Securities determined a reference range for an implied value per share of Company Common Stock of $5.62 to $11.51. This compares with the Offer Consideration of $6.85.

   With regard to the comparable public companies analysis summarized above, Wachovia Securities selected comparable public companies on the basis of various factors, including the size of the public company and the similarity of the lines of business. No public company used as a comparison, however, is identical to the Company. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the comparable companies and other factors. These factors could affect the public trading value of the comparable companies to which the Company is being compared. Such qualitative judgments are reflected in the Wachovia Securities opinion.

   Comparable Transactions Analysis. Using publicly available information, Wachovia Securities considered selected transactions in the apparel industry that it deemed to be relevant. Specifically, Wachovia Securities reviewed the following transactions:

     Acquiror                                Target
     --------                                ------
     Berkshire Hathaway, Inc.                Fruit of the Loom, Ltd.
     Heartland Industrial Partners           Springs Industries
     Berkshire Partners                      William Carter Co.
     Tropical Sportswear International Corp. Duck Head Apparel Co.
     Jones Apparel Group, Inc.               McNaughton Apparel Group, Inc.
     LVMH                                    Donna Karan International
     Delta Galil Industries                  Wundies Industries, Inc.
     New England Business Services, Inc.     PremiumWear, Inc.
     Sara Lee Corporation                    Courtaulds Textiles PLC
     H.I.G. Capital Management               Happy Kids, Inc.
     Warnaco Group                           Authentic Fitness Corp.
     Tefron Ltd.                             Alba-Waldensian, Inc.

   Using publicly available information concerning each of the target companies, Wachovia Securities calculated, based on historical financial information for the latest reported twelve months immediately preceding the announcement of each of the transactions, the following multiples.

   The high multiples for the selected comparable transactions were as follows:

                            Valuation Metric
                            ----------------
                    Adjusted market value to sales...  1.3x
                    Adjusted market value to EBIT....  9.7x
                    Adjusted market value to EBITDA..  7.7x
                    Equity market value to net income 17.7x

   The low multiples for the selected comparable transactions were as follows:

                             Valuation Metric
                             ----------------
                     Adjusted market value to sales... 0.3x
                     Adjusted market value to EBIT.... 4.6x
                     Adjusted market value to EBITDA.. 3.5x
                     Equity market value to net income 7.3x

   The median multiples for the selected comparable transactions were as follows:

                            Valuation Metric
                            ----------------
                    Adjusted market value to sales...  0.6x
                    Adjusted market value to EBIT....  8.0x
                    Adjusted market value to EBITDA..  5.2x
                    Equity market value to net income 11.2x

   Based on the foregoing, Wachovia Securities determined a reference range for an implied value per share of Company Common Stock of $3.59 to $10.65. This compares with the Offer Consideration of $6.85.

   No company utilized in the comparable transactions analysis is identical to the Company, nor is any transaction identical to the Offer and the Merger. Therefore, a purely quantitative comparable transaction analysis would not be dispositive in the context of the Offer and the Merger and an appropriate use of such analysis involves qualitative judgments concerning the differences between the characteristics of these transactions and the Offer and the Merger that would affect the value of the target companies and of the Company. Such qualitative judgments are reflected in the Wachovia Securities opinion.

   Discounted Cash Flow Analysis. Wachovia Securities performed discounted cash flow analyses to estimate a range of present values per share of the Company Common Stock, assuming the Company continued to operate as a stand-alone entity. Wachovia Securities determined the range of present values of the Company by calculating the sum of (i) the present value of projected free cash flows of the Company over the five year period 2002 through 2006, and
(ii) the present value of the estimated terminal value of the Company in year 2006. In calculating a terminal value for the Company, Wachovia Securities applied multiples of the Company's projected 2006 EBITDA ranging from 3.5x to 5.5x. The projected free cash flows and EBITDA of the Company used by Wachovia Securities in its analysis were provided by management (the "Management Case"). In addition, Wachovia Securities amended the projections provided by management of the Company to create a sensitivity case (the "Sensitivity Case"). In the Sensitivity Case, revenue growth was assumed to be zero and margins were held constant. The free cash flows and terminal value were discounted to present value using discount rates ranging from 10% to 14%. Wachovia Securities viewed this range of discount rates as appropriate for companies with the risk characteristics of the Company and confirmed the reasonableness of such assumptions with the Company's management.

   Based on the foregoing, Wachovia Securities determined a reference range for an implied value per share of Company Common Stock under the Management Case of $7.41 to $10.20, and an implied value per share of Company Common Stock under the Sensitivity Case of $6.01 to $7.95. These compare with the Offer Consideration of $6.85.

   The discounted cash flow analysis of the Company does not necessarily indicate actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. The range of discount rates applied to the Company referred to in the above paragraph was based on several factors, including Wachovia Securities' knowledge of the Company and the industry in which it operates, the business risk of the Company, and the overall interest rate environment as of May 8, 2002. Discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on the numerous assumptions that must be made, including earnings growth rates, terminal values, and discount rates.

   Leveraged Buyout Analysis. Using the same financial projections employed in the Management Case discounted cash flow analysis described above, Wachovia Securities performed a leveraged buyout analysis for the Company. Wachovia Securities assumed that a financial sponsor investing in the Company would expect an annual internal rate of return for five years on its invested equity of between 30% to 50%. Wachovia Securities also assumed that the leveraged buyout of the Company could be financed with senior debt (at a 7% interest rate) in a range of 2.0x to 3.0x the LTM EBITDA of the Company.

   Based on the foregoing, Wachovia Securities determined an implied value per share of Company Common Stock of $5.14 to $7.05. This compares with the Offer Consideration of $6.85.

   The leveraged buyout analysis of the Company does not necessarily indicate actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. The expected annual internal rates of return and leverage ratios referred to in the above paragraph were based on several factors, including Wachovia Securities' knowledge of the Company and the industry in which it operates, the business risk of the Company, and the overall lending and private equity markets as of May 8, 2002. The results of this methodology are highly dependent on the numerous assumptions that must be made, including earnings growth rates, expected internal rates of return, and leverage ratios.

   Premiums Paid Analysis. Wachovia Securities prepared a premiums paid analysis by multiplying various of the Company's historical closing stock prices by the median premium paid in 37 transactions involving publicly traded U.S. targets in the non-technology manufacturing sector announced between January 1, 1998 and May 8, 2002 with adjusted market values between $100 million and $200 million. For the Company and each of the 37 U.S. targets, Wachovia Securities determined the premium paid by comparing the consideration offered to the Company and each of the 37 U.S. targets with the closing stock price of each such company one day, one week, 30 days, 60 days and 90 days prior to the announcement date of each transaction, respectively. For the Company, Wachovia Securities assumed two separate dates in which to calculate the implied value per share of Company Common Stock. The first date was May 8, 2002, which was assumed to be the last full trading day prior to announcement of the signing of the Merger Agreement. The second date was May 24, 2000, which was the day the Company publicly announced that it had retained Wachovia Securities to explore strategic alternatives.

   The median premiums paid in the 37 transactions analyzed by Wachovia Securities were as follows:

                     Premium to:                    Median
                     -----------                    ------
                     One Day Prior to Announcement. 30.5%
                     One Week Prior to Announcement 39.0%
                     30 Days Prior to Announcement. 44.1%
                     60 Days Prior to Announcement. 44.8%
                     90 Days Prior to Announcement. 38.4%

   Based on the foregoing, Wachovia Securities determined a reference range for an implied value per share of Company Common Stock of $9.95 to $11.55 based on the May 8, 2002 date and $5.59 to $6.48 based on the May 24, 2000 date. This compares to the Offer Consideration of $6.85.

   No target company utilized in the premiums paid analysis is identical to the Company, nor is any transaction identical to the Offer and the Merger. Therefore, a purely quantitative premiums paid analysis would not be dispositive in the context of this merger and an appropriate use of such analysis involves qualitative judgments concerning the differences between the characteristics of these transactions and the Offer and the Merger that would affect the value of the target companies and the Company. Such qualitative judgments are reflected in Wachovia Securities' opinion.

   Historical Stock Price Performance Analysis. Wachovia Securities analyzed the closing stock prices of the Company Common Stock at various periods since the Company's initial public offering on June 10, 1998. Based on this analysis, Wachovia Securities calculated the following values of the Company Common Stock during this period.

                          High................ $16.19
                          Low................. $ 4.00
                          Average............. $ 6.60
                          Close on May 8, 2002 $ 6.80

   These compare with the Offer Consideration of $6.85.

   Wachovia Securities analyzed the closing stock prices of the Company Common Stock at various periods since the announcement of the engagement of Wachovia Securities by the Board on May 24, 2000. Based on this analysis, Wachovia Securities calculated the following values of the Company Common Stock during this period.

                           High................ $7.63
                           Low................. $4.31
                           Average............. $5.96
                           Close on May 8, 2002 $6.80

   These compare with the Offer Consideration of $6.85.

  The Parent

   Comparable Public Companies Trading Multiples Comparison. Wachovia Securities compared financial, operating and stock market data of the Parent to the following publicly traded companies in the apparel industry:

   Guess?, Inc.
   Jones Apparel Group, Inc.
   Liz Claiborne, Inc.
   Nautica Enterprises, Inc.
   Oxford Mills
   Philips Van Heusen Corp.
   POLO Ralph Lauren
   Russell Corp.
   Tommy Hilfiger Corp.
   Tropical Sportswear International Corp.
   VF Corporation

   Utilizing publicly available information for each of the comparable companies, Wachovia Securities calculated, among other things, the multiples, based on closing stock prices on May 8, 2002, of:

Adjusted market value to LTM sales;
Adjusted market value to LTM earnings before interest and taxes;
Adjusted market value to LTM earnings before interest, taxes, depreciation and amortization; and
Equity market value to calendar 2002 estimated net income.

   The high multiples for the selected comparable companies were as follows:

                            Valuation Metric
                            ----------------
                    Adjusted market value to sales...  1.4x
                    Adjusted market value to EBIT.... 13.5x
                    Adjusted market value to EBITDA..  8.6x
                    Equity market value to net income 15.5x

   The low multiples for the selected comparable companies were as follows:

                            Valuation Metric
                            ----------------
                    Adjusted market value to sales...  0.4x
                    Adjusted market value to EBIT....  8.2x
                    Adjusted market value to EBITDA..  5.6x
                    Equity market value to net income 10.0x

   The median multiples for the selected comparable companies were as follows:


                            Valuation Metric
                            ----------------
                    Adjusted market value to sales...  0.9x
                    Adjusted market value to EBIT.... 10.5x
                    Adjusted market value to EBITDA..  7.4x
                    Equity market value to net income 14.5x

   Based on the foregoing, Wachovia Securities determined a reference range for an implied value per share of Parent Common Stock of $18.00 to $40.98. This compares with the closing Parent Common Stock Price of $28.00 on May 8, 2002.

   With regard to the comparable public company analysis summarized above, Wachovia Securities selected comparable public companies on the basis of various factors, including the size of the public company and the similarity of the lines of business. No public company used as a comparison, however, is identical to the Parent. Accordingly, these analyses are not purely mathematical, but also involve complex considerations and judgments concerning the differences in financial and operating characteristics of the comparable companies and other factors. These factors could affect the public trading value of the comparable companies to which the Parent is being compared. Such qualitative judgments were reflected in the Wachovia Securities opinion.

   Discounted Cash Flow Analysis. Wachovia Securities performed discounted cash flow analyses to estimate a range of present values per share of Parent Common Stock, assuming the Parent continued to operate as a stand-alone entity without consummating the Offer and the Merger. Wachovia Securities determined the range of present values of the Parent by calculating the sum of (i) the present value of projected free cash flows of the Parent over the five year period from fiscal 2003 through fiscal 2007, and (ii) the present value of the estimated terminal value of the Parent in fiscal 2007. In calculating a terminal value for the Parent, Wachovia Securities applied multiples of the Parent's projected fiscal 2007 EBITDA ranging from 6.5x to 8.5x. The projected free cash flows and EBITDA of the Parent used by Wachovia Securities in its analysis were provided by management of the Parent (the "Parent Case"). In addition, management of the Parent provided an alternative set of projections that provided for the benefit of future acquisitions (the "Acquisition Case"). The free cash flows and terminal value were discounted to present value using discount rates ranging from 9% to 13%. Wachovia Securities viewed this range of discount rates as appropriate for companies with the risk characteristics of the Parent and confirmed the reasonableness of such assumptions with the Parent's management.

   Based on the foregoing, Wachovia Securities determined a reference range for an implied value per share of Parent Common Stock under the Parent Case of $23.67 to $38.94, and an implied value per share of Parent Common Stock under the Acquisition Case of $28.01 to $48.79. This compares with the closing Parent Common Stock price of $28.00 on May 8, 2002.

   The discounted cash flow analyses of the Parent does not necessarily indicate actual values or actual future results and do not purport to reflect the prices at which any securities may trade at the present or at any time in the future. The range of discount rates applied to the Parent referred to in the above paragraph was based on several factors, including Wachovia Securities' knowledge of the Parent and the industry in which it operates, the business risk of each company, and the overall interest rate environment as of May 8, 2002. Discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on the numerous assumptions that must be made, including earnings growth rates, terminal values, and discount rates.

   Pro Forma Financial Impact. Wachovia Securities analyzed the pro forma financial impact of the Merger on the Parent's GAAP earnings per share, among other things. This analysis was based on the projected financial performance of the Company for calendar 2002 and 2003 and for the Parent for fiscal 2003 and fiscal 2004 provided by management of the Company and the Parent. This analysis assumed an Average Parent Stock Price of $28.00 and did not assume any synergies or make other operating adjustments. Based on the foregoing, Wachovia Securities determined that the Offer and the Merger would have been accretive to the Parent's pro forma GAAP earnings per share for the fiscal year ended January 31, 2002 and would be accretive to the Parent's pro forma projected GAAP earnings per share for the fiscal years 2003 and 2004.

   Historical Stock Price Performance Analysis. Wachovia Securities analyzed the closing stock prices of the Parent Common Stock since May 2, 1997. Based on this analysis, Wachovia Securities calculated the following values of the Company Common Stock during this period.

                          High................ $ 38.50
                          Low................. $ 14.38
                          Average............. $24.57
                          Close on May 8, 2002 $28.00

  Miscellaneous

   The Board retained Wachovia Securities based upon its experience and expertise. Wachovia Securities is a nationally recognized investment banking and advisory firm. As part of its investment banking business, Wachovia Securities is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, tender offers, divestitures, leveraged buyouts, negotiated underwritings, secondary distributions of listed and unlisted securities, and private placements.

   Wachovia Securities is a trade name of First Union Securities, Inc., an investment banking subsidiary and affiliate of Wachovia Corporation. Pursuant to the Engagement Letter with Wachovia Securities dated May 22, 2000, the Company agreed to pay Wachovia Securities (i) a retainer fee of $75,000, which has already been paid, (ii) a fee of upon completion of the Offer and the Merger, which fee will approximate $1,275,000, and (iii) a fee of $150,000 for the rendering of the opinion, which fee is not contingent upon completion of the Offer and the Merger. In addition, the Company has agreed to reimburse Wachovia Securities from time-to-time for its reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify Wachovia Securities and certain related parties against certain liabilities, including certain liabilities under the federal securities laws, relating to, or arising out of, its engagement. The terms of the fee arrangements with Wachovia Securities, which the Company and Wachovia Securities believe are customary in transactions of this nature, were negotiated at arms-length between the Company and Wachovia Securities, and the Board was aware of the nature of the fee arrangement, including the fact that a significant portion of the fees payable to Wachovia Securities is contingent upon completion of the transaction.

   Wachovia Securities and its affiliates provide a full range of financial advisory, securities and lending services in the ordinary course of business for which it receives customary fees. In the ordinary course of business, Wachovia Securities and its affiliates may actively trade or hold the securities (including derivative securities) of the Company or the Parent for its own account or for the account of its customers and, accordingly, may at any time hold long or short positions in such securities. From time to time, in the ordinary course of business Wachovia Securities may also provide research coverage for the Company, the Parent and/or their affiliates.

   (c) Intent to Tender. To the Company's knowledge after reasonable inquiry, all of the Company's executive officers, directors and affiliates currently intend to tender all shares of Company Common Stock held of record or beneficially by them in the Offer, except that John D. Weber, a director of the Company, intends to donate 7,300 shares of Voting Common Stock to a charitable trust. The foregoing does not include any shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote. No subsidiary of the Company beneficially owns any shares of Company Common Stock.

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

   Pursuant to a letter agreement dated May 22, 2000 (the "Engagement Letter"), the Company retained Wachovia Securities to provide financial advisory services in connection with several strategic alternatives available to the Company, including any sale or similar transaction involving the assets or capital stock of Company, any merger or consolidation involving the Company, or any recapitalization or reorganization of the Company (each, a "Transaction"). Pursuant to the Engagement Letter, the Company is obligated to pay to Wachovia Securities (a) a cash financial advisory fee of $75,000 (which was paid upon the execution of the Engagement Letter) and (b) a transaction fee of 1% of the aggregate transaction consideration paid by Parent, against which the $75,000 financial advisory fee will be credited. If the Company consummates the Transaction described in this Statement, Wachovia Securities will receive a transaction fee of approximately $1,275,000 pursuant to clause (b) of the immediately preceding sentence.

   In addition, pursuant to the Engagement Letter, the Company agreed to pay to Wachovia Securities (a) a cash fee of $150,000 for the delivery of an opinion as to the fairness, from a financial point of view, to the unaffiliated stockholders of the Company of the consideration to be received in a Transaction, and (b) Wachovia Securities' reasonable out-of-pocket expenses incurred in connection with its role under the Engagement Letter or otherwise arising out of or in connection with any actual or potential Transaction.

   Pursuant to the Engagement Letter, the Company also agreed to indemnify Wachovia Securities and certain related persons and entities against certain liabilities and expenses arising out of Wachovia Securities' engagement or, if such indemnification is unavailable to Wachovia Securities, then the Company has agreed to contribute to the amount paid or payable by Wachovia Securities in connection with the matter.

   Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

Item 6.  Recent Transactions and Interest With Respect to Securities.

   Except as set forth below, no transactions in shares of Company Common Stock have been effected during the past 60 days by the Company or any of its subsidiaries or, to the best of the Company's knowledge, by any of the Company's executive officers, directors or affiliates.

   The Company purchased from former employees shares of Voting Common Stock that were subject to repurchase rights of the Company upon the termination of the employment of such employees in the following private transactions in Greenville, SC:

                   Date      Number of Shares Price Per Share
                   ----      ---------------- ---------------
                   1/17/2002      23,203          $ 6.29
                   5/15/2002         381          $0.065

   On April 8, 2002, Richard M. Cashin, Jr., a director of the Company, donated all of his 303,257 shares of Voting Common Stock to a charitable trust in a private transaction in New York, NY.

   On May 17, 2002, Bobby J. Prochaska, the President and Chief Operating Officer of the Company's Apparel Division, sold 500 shares of Voting Common Stock at a price of $6.75 per share through a brokerage transaction. On May 20, 2002, Mr. Prochaska sold 3,000 shares of Voting Common Stock at a price of $6.74 per share through a brokerage transaction.

Item 7.  Purposes of the Transaction and Plans or Proposals.

   Except as set forth in this Statement, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) a purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the current dividend rate or policy or in the indebtedness or capitalization of the Company.

   Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this Item 7.

Item 8.  Additional Information.

    Section 14(f) Information Statement

   The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

Item 9.  Exhibits.

   The following Exhibits are filed herewith or incorporated by reference herein:

Exhibit 1  Preliminary Prospectus and Offer to Purchase (incorporated by reference to the Parent's
           Form S-4).*
Exhibit 2  Letter of Transmittal (incorporated by reference to Exhibit 99.2 to the Parent's Form S-4).*
Exhibit 3  Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.3 to the Parent's
           Form S-4).*
Exhibit 4  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
           (incorporated by reference to Exhibit 99.4 to the Parent's Form S-4).*
Exhibit 5  Letter to Clients (incorporated by reference to Exhibit 99.5 to the Parent's Form S-4).*
Exhibit 6  Press Release issued by the Company on May 15, 2002.
Exhibit 7  Letter to Stockholders of the Company, dated May 24, 2002.*
Exhibit 8  Opinion of Wachovia Securities, dated May 15, 2002 (included as, and incorporated by reference to, Annex A attached hereto).*
Exhibit 9  Information Statement of the Company, dated May 24, 2002 (included as, and incorporated by reference to, Annex B attached hereto).*
Exhibit 10 Agreement and Plan of Merger, dated as of May 15, 2002, by and among the Parent, the
           Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Parent's Current
           Report on Form 8-K filed on May 16, 2002).

Exhibit 11 Voting and Tender Agreement, dated as of May 15, 2002, by and among the Parent, Citicorp
           Venture Capital, Ltd., CCT Partners III, L.P., and Citicorp Mezzanine Partners, L.P.
           (incorporated by reference to Exhibit 2.2 to the Parent's Current Report on Form 8-K filed on May 16, 2002).
Exhibit 12 1998 Long-Term Performance Incentive Plan, dated as of March 3, 1998 (incorporated by reference to Exhibit 4.5 to the Company's annual report on Form 10-K for the year ended
           December 31, 1998).
Exhibit 13 Executive Deferral Plan, dated as of December 29, 1997 (incorporated by reference to
           Exhibit 10.28 to the Company's annual report on Form 10-K for the year ended December
           31, 2000).
Exhibit 14 Employment Agreement, dated January 22, 2002, by and between the Company and Bobby
           J. Porchaska (incorporated by reference to Exhibit 10.30 to the Company's annual report on
           Form 10-K for the year ended December 31, 2001).
Exhibit 15 Form of Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Amendment No. 3 to Form S-1 Registration
           Statement filed on June 8, 1998 with the Commission).
Exhibit 16 Form of Amended and Restated Bylaws of the Company (incorporated by reference to
           Exhibit 3.2 to the Company's Amendment No. 3 to Form S-1 Registration Statement filed on
           June 8, 1998 with the Commission).
Exhibit 17 Confidentiality Agreement, dated as of August 1, 2000, by and between the Company and the Parent.
Exhibit 18 No-Shop Agreement, dated February 7, 2002, by and between the Company and the Parent.
Exhibit 19 Confidentiality Agreement, dated March 25, 2002, by and between the Parent and the
           Company.

--------
*  Included in documents mailed to stockholders.

                                   SIGNATURE

   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          GERBER CHILDRENSWEAR, INC.

                                          /s/ Edward Kittredge
                                          By: Edward Kittredge
                                          Chairman, Chief Executive Officer and
                                            President

Dated:  May 24, 2002

                                                                        ANNEX A
                                    [GRAPHIC]

  WACHOVIA       301 South College Street
SECURITIES       Charlotte, NC  28288

May 15, 2002

Board of Directors
Gerber Childrenswear, Inc.
1333 Broadway, Suite 700
New York, NY 10018

Gentlemen:

You have asked First Union Securities, Inc., acting under the trade name Wachovia Securities ("Wachovia Securities"), to advise you with respect to the fairness, from a financial point of view, to the unaffiliated stockholders(1) of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Gerber Childrenswear, Inc. (the "Company"), of the consideration to be paid in the Tender Offer and the Merger (each as defined below) pursuant to the Agreement and Plan of Merger dated May 15, 2002 (the "Agreement"), among Kellwood Company ("Parent"), Cradle, Inc., a wholly-owned subsidiary of Parent ("Purchaser"), and the Company. Subject to the terms of the Agreement, Parent will cause Purchaser to commence a tender offer (the "Tender Offer") for all of the Shares at a price equal to $6.85 per share, payable in cash and in a certain number of validly issued, fully paid and nonassessable shares of Common Stock, par value $0.01 per share, of Parent, such cash amount and number of shares of Parent's Common Stock each as determined in accordance with the Agreement. The Agreement further provides that, following purchase of the Shares pursuant to the Tender Offer, Purchaser will be merged into the Company (the "Merger," and together with the Tender Offer, the "Transaction") and each outstanding Share not acquired by Purchaser in the Tender Offer will be converted into the right to receive the same consideration to be received in the Tender Offer. The terms and conditions of the Transaction are more fully set forth in the Agreement.

   In arriving at our opinion, we have, among other things:

       Reviewed the Agreement, including the financial terms of the Transaction.

       Reviewed certain publicly available business, financial and other information regarding the Company and Parent.

       Reviewed certain business, financial and other information regarding the Company and its prospects that was furnished to us by and that we have discussed with management of the Company.

       Reviewed certain business, financial and other information regarding Parent and its prospects that was furnished to us by and that we have discussed with management of Parent.
--------
(1) An "affiliate" of the Company is any person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company. We have assumed for purposes of this opinion that the Company's directors, executive officers and beneficial owners of more than 10% of the outstanding shares of Common Stock of the Company are affiliates of the Company.

Wachovia Securities is the trade name under which Wachovia Corporation conducts its investment banking, capital markets and institutional securities business through First Union Securities, Inc. ("FUSI"), member NYSE, NASD, SIPC, and through other bank and non-bank and broker-dealer subsidiaries of Wachovia Corporation.
The person named herein is a registered employee of FUSI.

       Reviewed the current and historical market prices and trading activity of the Company's Common Stock and Parent's Common Stock.

       Compared the publicly available business, financial and other information regarding the Company and Parent with similar information regarding certain other publicly traded companies that we deemed to be relevant.

       Compared the proposed financial terms of the Transaction with the financial terms of certain other business combinations and transactions that we deemed to be relevant.

       Developed discounted cash flow models of the Company and Parent.

       Reviewed the potential pro forma impact of the Transaction on Parent's financial statements.

       Analyzed the premiums paid for certain other business combinations and transactions that we deemed to be relevant.

       Considered other information such as financial studies, analyses and investigations, as well as financial and economic and market criteria that we deemed to be relevant.

In connection with our review, we have relied upon the accuracy and completeness of the foregoing financial and other information, and we have not assumed any responsibility for any independent verification of such information. With respect to the Company's financial projections, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of management as to the expected future financial performance of the Company. We have discussed the Company's financial projections with its management, but we assume no responsibility for and express no view as to the Company's financial projections or the assumptions upon which they are based. With respect to Parent's financial forecasts, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of management as to the expected future financial performance of Parent. We have discussed Parent's financial projections with its management, but we assume no responsibility for and express no view as to Parent's financial projections or the assumptions upon which they are based. In arriving at our opinion, we have not engaged in any physical inspections of the facilities of the Company or Parent nor incorporated any conclusions with respect thereto. We have not made nor been provided with any evaluations or appraisals of the assets or liabilities of the Company or Parent.

In rendering our opinion, we have assumed that the Transaction will be consummated on the terms described in the Agreement, without waiver of any material terms or conditions, and that in the course of obtaining any necessary legal, regulatory or third party consents and/or approvals, no restrictions will be imposed that will have a material adverse effect on the Transaction or other actions contemplated by the Agreement. Our opinion is necessarily based on economic, market, financial and other conditions and the information made available to us as of the date hereof. Although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Transaction compared with other business strategies that may have been considered by the Company's management and/or Board of Directors.

Wachovia Securities is a trade name of First Union Securities, Inc., an investment banking subsidiary and affiliate of Wachovia Corporation. Wachovia Securities has rendered financial advisory services to the Company in connection with the Transaction for which we will receive a fee, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for rendering this opinion, which fee is not contingent upon consummation of the Transaction. Wachovia Securities and our affiliates provide a full range of financial advisory, securities and lending services in the ordinary course of business for which we receive customary fees. In the ordinary course of business we and our affiliates may actively trade or hold the securities (including derivative securities) of the Company or Parent for our own account or for the account of our customers and, accordingly, may at any time hold long or short positions in such securities. From time to time, in the ordinary course of business we may provide research coverage for the Company, Parent and/or their affiliates.

It is understood that this opinion is solely for the information and use of the Board of Directors of the Company in connection with its consideration of the Transaction. Our opinion does not address the merits of the underlying decision by the Company to enter into the Agreement and does not and shall not constitute a recommendation to any stockholder of the Company as to whether or not such stockholder should tender such stockholder's Shares in connection with the Tender Offer. Our opinion must be treated as confidential and may not be summarized, excerpted from, or otherwise publicly disclosed, referred to, or communicated in whole or in part to any third party for any purpose whatsoever without our prior written consent, except that this letter may be reproduced in full in the Schedule 14D-9 or registration statement to be filed with the Securities and Exchange Commission in connection with the Tender Offer and any proxy statement, information statement or prospectus to be distributed to the stockholders of the Company and Parent in connection with the Merger.

We have not considered, nor are we expressing any opinion herein with respect to, the prices at which the Company's Common Stock or Parent's Common Stock will trade following the announcement of the Transaction or the price at which Parent's Common Stock will trade following the consummation of the Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above, and other factors we deem to be relevant, we are of the opinion that, as of the date hereof, the consideration to be received by the unaffiliated stockholders of the Company in the Transaction pursuant to the Agreement is fair to such stockholders, from a financial point of view.

Very truly yours,

/s/ WACHOVIA SECURITIES

WACHOVIA SECURITIES

                                                                        ANNEX B

                          GERBER CHILDRENSWEAR, INC.
                               7005 Pelham Road
                       Greenville, South Carolina 29615

                       Information Statement Pursuant to
                   Section 14(f) of the Securities Exchange
                     Act of 1934 and Rule 14f-1 Thereunder

   This Information Statement is being mailed on or about May 24, 2002 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement on Schedule 14D-9") of Gerber Childrenswear, Inc. (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Kellwood Company, a Delaware corporation ("Parent"), and Cradle, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of the Parent, to the board of directors (the "Board of Directors") of the Company. On May 15, 2002, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Parent and the Purchaser, pursuant to which the Purchaser is required to commence a tender offer to purchase all issued and outstanding shares of (i) the Company's common stock, par value $.01 per share (the "Common Stock"), and (ii) the Company's Class B Common Stock, par value $.01 per share (the "Class B Common Stock," and together with the Common Stock, the "Company Common Stock"), for consideration consisting of a combination of cash and the Parent's common stock, par value $.01 per share (the "Parent Common Stock"), with a total value of $6.85 per share, comprised of at least $3.42 in cash (the "Cash Consideration"), net without interest, and up to $3.43 in value of shares of Parent Common Stock (the "Stock Consideration"), calculated as described under the heading "The Offer" in the Parent's Preliminary Prospectus and Offer to Purchase, dated May 23, 2002 (the "Preliminary Prospectus"), in exchange for each of the shares of Company Common Stock (such Cash Consideration and Stock Consideration, the "Offer Consideration"). The actual value of the shares of Parent Common Stock that you will receive will likely have a value of more or less than $3.43 for each share of Company Common Stock validly tendered and not properly withdrawn because the actual Stock Consideration will be calculated using the measurement period described under the heading "The Offer" in the Preliminary Prospectus. The payment of the Offer Consideration depends upon the terms and is subject to the conditions set forth in the Preliminary Prospectus and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the "Offer"). Copies of the Preliminary Prospectus and the Letter of Transmittal have been mailed to the Company's stockholders and are filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by the Purchaser and the Parent with the Securities and Exchange Commission (the "Commission") on May 24, 2002.

   The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL"), the Company will be merged with and into the Purchaser (or, if certain events relating to the U.S. federal income tax treatment of the Offer and the merger do not occur, then the Purchaser will be merged with and into the Company, with the Company surviving as a wholly-owned subsidiary of the Parent) (in either case, the "Merger"). Following the date and time the Merger becomes effective (the "Effective Time"), the separate corporate existence of the Company (or, if the Purchaser is merged with and into the Company, the Purchaser) shall cease, and the Purchaser (or the Company, as the case may be) shall continue as the surviving corporation of the Merger (the "Surviving Corporation") and a wholly-owned subsidiary of the Parent.

   At and as of the Effective Time, by virtue of the Merger and without any action on the part of the Parent, the Purchaser, the Company or the holders of any of the following securities, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares owned by the Company (whether or not owned as treasury stock) or any subsidiary of the Company, (ii) shares owned by the Parent, the Purchaser or any other subsidiary of the Parent or the Purchaser, if any, and (iii) shares held by a person immediately prior to the Effective Time who complies with all the provisions of the DGCL concerning the right of holders of shares to demand appraisal of their shares in accordance with
Section 262 of the DGCL (a "Dissenting Stockholder")) shall be canceled and, subject to certain rights of Dissenting Stockholders in the Merger Agreement, shall be converted automatically into the right to receive, for each share of Company Common Stock (x) an amount in cash equal to the Cash Consideration, and
(y) the Stock Consideration.

   The Offer, the Merger, and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex B, which was filed by the Company with the Commission on May 24, 2002 and which is being mailed to stockholders of the Company along with this Information Statement.

   This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-l promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement on Schedule 14D-9. You are urged to read the Statement on Schedule 14D-9 and this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

   Pursuant to the Merger Agreement, the Purchaser commenced the Offer on May 24, 2002. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on June 21, 2002, unless the Purchaser extends it.

   The information set forth in this Information Statement concerning the Parent, the Purchaser and the Designees (as defined herein) has been provided to the Company by the Parent, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                                    GENERAL

   The Common Stock is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. The Class B Common Stock is non-voting, but one share of Class B Common Stock is convertible at any time into one share of Common Stock. As of March 25, 2002, there were 8,414,660 shares of Common Stock outstanding and 11,396,046 shares of Class B Common Stock outstanding, of which the Parent and the Purchaser own no shares as of the date hereof.

                         RIGHTS TO DESIGNATE DIRECTORS

   The Merger Agreement provides that promptly after the payment by the Purchaser for the shares of Company Common Stock pursuant to the Offer and, if required pursuant to the terms thereof, the effectiveness of the Purchaser's conversion of the Class B Common Stock into shares of Common Stock contemplated under the Merger Agreement to effect a short-form merger pursuant to Section 253 of the DGCL, the Parent and the Purchaser shall be entitled to designate such number of directors (the "Designees") on the Board of Directors, rounded down, as will give the Purchaser representation on the Board of Directors equal to the product of (i) the number of directors on the Board of Directors multiplied by (ii) the percentage that the number of shares of Company Common Stock paid for by the Purchaser pursuant to the Offer (including the number of shares of Common Stock received by the Purchaser upon conversion of the Class B Common Stock, if any), bears to the total number of then outstanding shares of Common Stock.

   The Merger Agreement provides that the Company shall use reasonable best efforts to, upon the request by the Purchaser, either increase the size of the Board of Directors or secure the resignation of such number of directors as is necessary to enable the Designees to be elected to the Board of Directors and to cause the Designees to be so elected. The Company's obligations to appoint Designees to the Board of Directors shall be subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

   Notwithstanding the foregoing, the parties to the Merger Agreement shall use their respective best efforts to ensure that at least two (2) members of the Board of Directors shall at all times prior to the Effective Time be directors who were directors of the Company on the date of the Merger Agreement, or are directors designated by such persons or person.

   The Designees will be selected by the Parent and the Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Designees currently is a director of, or holds any position with, the Company. The Parent and the Purchaser have advised the Company that, to the best of their knowledge, except as set forth below, none of the Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between the Parent or the Purchaser and the Company that have been described in the Preliminary Prospectus or the Statement on Schedule 14D-9.

   The name, age, present principal occupation or employment and employment history of each of the individuals who may be selected as Designees are set forth below. Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years. Unless otherwise indicated, each such person is a citizen of the United States and the business address of each person listed below is 600 Kellwood Parkway, P.O. Box 14374, St. Louis, Missouri 63017.

Name, Age, Principal Occupation and Employment History

   W. Lee Capps III, age 54, has been the Parent's Senior Vice President Finance and Chief Financial Officer since March 2002. He previously served as the Parent's Vice President Finance and Chief Financial Officer from 2000 to March 2002, the Parent's Vice President Corporate Development from 1998 to 2000, and the Parent's Director of Corporate Development from 1996 to 1998.

   Lawrence E. Hummel, age 59, has been the Parent's Vice President Controller since 1992.

   Thomas H. Pollihan, age 52, has been the Parent's Senior Vice President, Secretary and General Counsel since March 2002. He served as the Parent's Vice President, Secretary and General Counsel from 1993 to March 2002.

   Robert C. Skinner, age 48, has served as the Parent's Vice President and President Menswear since March 2002. Prior to that time, he served as the Parent's President Kellwood Menswear from 2000 to March 2002, Vice President of Oxford Industries from 1999 to 2000, and President of Oxford Shirt Group from 1987 to 1999.

   Hal J. Upbin, age 63, has served as a member of the Parent's board of directors since 1995, and has been Chairman of the Board, President and Chief Executive Officer of the Parent since 1999. He served as President and Chief Executive Officer of the Parent from 1997 to 1999, President and Chief Operating Officer from 1994 to 1997, Executive Vice President Corporate Development from 1992 to 1994, and Vice President Corporate Development from 1990 to 1992. Previous to that time, he was President of American Recreation Products, Inc., the Parent's wholly-owned subsidiary, from 1989 to 1992, and has been a director of that entity from 1991 to present. He has also served as a director of First Banks, Inc., and has been a member of its audit committee, since July 2001.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

   The table below sets forth certain information regarding beneficial ownership of Common Stock and Class B Common Stock as of March 29, 2002 by (i) each person or entity who owns of record or beneficially 5% or more of any class of the Company's voting securities, (ii) each director, nominee and named executive officer and (iii) all executive officers and directors as a group. The Class B Common Stock is non-voting, but one share of Class B Common Stock is convertible, at the option of the holder at any time, into one share of Common Stock.

                                                        Number of Shares of  Percentage of
         Name and Address of Beneficial Owner            Common Stock (a)   Common Stock (b)
         ------------------------------------           ------------------- ----------------
5% HOLDERS
Citicorp Venture Capital, Ltd.(c)......................     12,288,622           62.03
CCT III, L.P.(c).......................................     12,288,622           62.03
Citicorp Mezzanine Partners, L.P.(c)...................     12,288,622           62.03
Dimensional Fund Advisors Inc.(d)......................        424,700            5.05
DIRECTORS, EXECUTIVE OFFICERS AND NOMINEES(e)
Edward Kittredge(f)....................................      1,487,556           17.68
Richard L. Solar(g)....................................        482,051            5.73
Richard M. Cashin, Jr..................................        303,257            3.60
Lawrence R. Glenn......................................         38,673               *
Bobby J. Prochaska.....................................         17,500               *
James P. Manning.......................................         20,000               *
Joseph Medalie(h)......................................         38,673               *
David E. Uren..........................................        229,587            2.73
John D. Weber(i).......................................     12,288,622           62.03
Executive officers and directors as a group (9 persons)     14,905,919           75.24

--------
  *Less than one percent.
(a) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission"). As of March 29, 2002, (a) 8,414,660 shares of Common Stock and (b) 11,396,046 shares of Class B Common Stock were issued and outstanding. Except as otherwise set forth below, each named owner has the sole voting power and investment power of the shares indicated.
(b) For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, shares of Common Stock that such person or group of persons has the right to acquire within 60 days is deemed to be outstanding with respect to that person or group of persons, but is not deemed to be outstanding for purposes of computing the percentage ownership of any other person or group of persons.
(c) The address of each of these entities is 399 Park Avenue, New York, New York 10022. Each entity's beneficial ownership consists of 385,966 shares of Common Stock and 7,511,883 shares of Class B Common Stock held by CVC; 213,289 shares of Common Stock and 1,180,432 shares of Class B Common Stock held by CCT III, L.P.; 250,000 shares of Common Stock and 2,703,731 shares of Class B Common Stock held by CMP; and 43,321 shares of Common Stock held by John D. Weber. See "Certain Relationships and Related Transactions--Transactions with CVC and its Affiliates."
(d) The address of Dimensional Fund Advisors Inc. is 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401
(e) The address of each of the directors and executive officers is c/o Gerber Childrenswear, Inc., 7005 Pelham Road, Greenville, South Carolina 29615.
(f) 232,039 of Mr. Kittredge's shares of Common Stock are held in a family trust. Mr. Kittredge disclaims beneficial ownership of these shares.
(g) 46,407 of Mr. Solar's shares of Common Stock are held by his immediate family members. Mr. Solar disclaims beneficial ownership of these shares.
(h) All of Mr. Medalie's shares are held in a family trust.
(i) Consists of the ownership described in footnote (c) above.

                              BOARD OF DIRECTORS

Terms of Directors

   The directors are elected to serve until the next annual meeting.

Directors and Executive Officers

   The current executive officers of the Company are as follows:

   Edward Kittredge, age 64, led a group of investors in the purchase of the Company from Gerber Products Company ("GPC") in January 1996 and has served as Chairman, Chief Executive Officer and President of the Company and a director since that time. From 1990 to 1996, Mr. Kittredge was a consultant with EKI Investments, Inc. Mr. Kittredge served as Chairman and Chief Executive Officer of Denton Mills, manufacturer of Dr. Denton children's pajamas, from 1984 to 1990. From 1980 to 1984, he was President of Royal Manufacturing Company, a privately owned men's underwear and active sportswear company. Prior to that, he held a variety of senior sales and marketing management positions at Union Underwear Company (Fruit of the Loom), including national director of all Branded and Private Label Sales and as head of its BVD Division.

   Richard L. Solar, age 62, has been Senior Vice President, Chief Financial Officer and Assistant Secretary of the Company and a director since January 1996. Prior to joining the Company, Mr. Solar held various positions at Bankers Trust Company, including managing director positions. From 1971 to 1975, he served as Treasurer of Val D'Or Industries Inc., a publicly held apparel company, and Diamondhead Corporation, a publicly held real estate development company.

   David E. Uren, age 58, is Vice President of Finance, Secretary and Treasurer. Mr. Uren has been Vice President of Finance of the Company and its predecessor since 1987. He has been Secretary and Treasurer of the Company since 1990. Prior to joining the Company, he was Chief Financial Officer of Borg Textile Corporation and also held various senior financial positions at Buster Brown Apparel, Inc. between 1972 and 1987. Mr. Uren worked at Ernst & Young LLP from 1967 to 1971, including as a certified public accountant from 1969 to 1971.

   Bobby J. Prochaska, age 61, is President and Chief Operating Officer, Apparel Division. Mr. Prochaska has been President and Chief Operating Officer of the Company's Apparel Division since June 2000. From January 2000 to May 2000, he had been the General Manager and Senior Vice President of Operations of the Company's Apparel Division. Prior to joining the Company, he was President of the management consulting firm of Santa Rosa Resources, Inc. and its predecessor from June 1996 to December 1999 and also held various senior management positions with Kayser--Roth Corporation between 1989 and 1996. During his earlier professional career, Mr. Prochaska served over 15 years with Milliken & Company in various management positions.

   The current directors of the Company are as follows:

   Richard M. Cashin, Jr, age 49, has been a director since January 1996. Currently, Mr. Cashin is the Chairman of One Equity Partners, the private equity arm of Bank One Corporation. From April 2000 to April 2001, he was a partner in Cashin Capital Partners, a private equity investment firm. From 1994 to April 2000, he served as President of Citicorp Venture Capital, Ltd., an affiliate of the Company ("CVC"). Prior to that time, Mr. Cashin served as a managing director of CVC. He is also a director of Fairchild Semiconductor Corporation and Titan Wheel International, Inc.

   Lawrence R. Glenn, age 63, has been a director since January 1996. He retired as a senior corporate officer at Citicorp in 1995 after over 30 years of service. Currently Mr. Glenn is the Chairman of J.W. Goddard and Company, a private investment company. Mr. Glenn is also a director of Holborn Corporation.

   James P. Manning, age 75, has been a director since 1998. He was formerly the Chairman, President and Chief Executive Officer of Auburn Hosiery Mills, Inc., a subsidiary of the Company, where he had been employed from 1965 to 1997.

   Joseph Medalie, age 80, has been a director since February 1997. He retired as Vice Chairman of Fruit of the Loom in December 1993, and was a director of Transfinancial Bank from 1994 until 1998. Mr. Medalie also served as a director of the Commonwealth Health Corporation.

   John D. Weber, age 38, Mr. Weber has been a director since January 1996. He has been a Vice President of CVC since 1994, and worked at Putnam Investments from 1992 through 1994. Mr. Weber is a director of Advanced Cast Products, Inc., Anvil Knitwear, Inc., Neenah Foundry Company, Sleepmaster, LLC, Lifestyle Furnishings and Rhodes Inc.

   Edward Kittredge. See Mr. Kittredge's biography above.

   Richard L. Solar. See Mr. Solar's biography above.

Director Compensation

   Messrs. Glenn, Manning and Medalie are the only members of the Board of Directors who currently receive compensation for their services as directors. During 2001, Messrs. Glenn, Manning and Medalie each received $20,000 for attendance at meetings of the Board of Directors and reimbursement for their reasonable out-of-pocket expenses incurred in connection with board meetings.

Certain Information Concerning Meetings and Committees of the Board

   The Board of Directors has an Audit Committee, a Compensation Committee and a Nominating Committee.

   Audit Committee. The Audit Committee is composed of Mr. Glenn (Chairman) and Messrs. Manning and Medalie, each of whom is an independent director. The duties of the Audit Committee include meeting with the independent auditors, management and certain personnel of the Company to discuss, among other things, the planned scope of their audits and the adequacy of internal controls and financial reporting, reviewing and discussing the results of the annual audit of the consolidated financial statements and periodic internal audit examinations, reviewing the services and fees of the Company's independent auditors, authorizing special investigations and studies, and performing any other duties or functions deemed appropriate by the Board of Directors. The Audit Committee met two times during 2001.

   Compensation Committee. The Compensation Committee is composed of Mr. Manning (Chairman) and Messrs. Glenn and Medalie. The Compensation Committee has overall responsibility for compensation actions affecting the Company's executive and senior officers. The Compensation Committee's responsibilities include approving base salaries, setting incentive targets and administering and granting awards to executive and senior officers under all executive compensation plans. The Compensation Committee did not meet during 2001.

   Nominating Committee. The Nominating Committee is composed of Messrs. Glenn, Kittredge and Weber. The Nominating Committee recommends to the Board of Directors the individuals to be elected as directors to fill any vacancies or additional directorships which may arise from time to time on the Board of Directors. The Nominating Committee considers nominations made in accordance with the procedures provided in the DGCL and in the Company's Certificate of Incorporation and Bylaws, a copy of which may be obtained from the Secretary of the Company. The Nominating Committee did not meet during 2001.

   During 2001, the Board of Directors met six times. In 2001, each incumbent director served on the Board of Directors and attended at least 75% of the total number of Board of Directors meetings and the total number of meetings held by all committees of the Board of Directors on which each served during such period, except that Mr. Cashin attended only three board meetings.

Compensation Committee Interlocks and Insider Participation

   In 2001, Mr. Manning (Chairman) and Messrs. Glenn and Medalie served as members of the Compensation Committee of the Board of Directors. In addition, Messrs. Manning, Glenn and Medalie owned shares of the Company in 2001. Other than compensation received by Messrs. Manning, Glenn and Medalie for serving as directors and attending board meetings, they received no additional compensation from the Company in 2001.

Section 16(a) Beneficial Ownership Reporting Compliance

   Based solely upon a review of the Forms 3, 4, and 5 and any amendments thereto furnished to the Company pursuant to Rule 16a-3(c) promulgated under the Exchange Act, the Company is not aware of any failure of any officer, director or beneficial owner of more than 10% of the Common Stock to timely file with the Commission any Form 3, 4 or 5 in respect of the Company during 2001.

                            EXECUTIVE COMPENSATION

Summary Compensation Table

   The following table summarizes the compensation of the Company's Chief Executive Officer (who also serves as Chairman and President) and three other executive officers as of December 31, 2001 for services rendered in all capacities to the Company during 2001, 2000 and 1999, as applicable. The foregoing four individuals are referred to herein as the "Named Executive Officers."

                                                                   Long-Term Compensation
                                                              ---------------------------------
                                    Annual Compensation                Awards           Payouts
                              ------------------------------- ----------------------    -------
                                                 Other Annual Restricted   Securities    LTIP    All Other
                                   Salary  Bonus Compensation   Stock      Underlying   Payouts Compensation
Name and Principal Position   Year  ($)     ($)     ($)(a)    Awards ($) Options/SAR(s)   ($)       ($)
---------------------------   ---- ------- ----- ------------ ---------- -------------- ------- ------------
Edward Kittredge............. 2001 400,000   0      72,590        0               0        0       18,319(c)
  Chairman, CEO and           2000 400,000   0      54,452        0               0        0       17,733(c)
  President                   1999 400,000   0      36,212        0               0        0       23,988(c)
Richard L. Solar............. 2001 225,000   0       3,702        0               0        0        8,268(c)
  Senior Vice President and   2000 225,000   0       3,021        0               0        0        8,078(c)
  CFO                         1999 225,000   0       2,519        0               0        0        7,745(c)
David E. Uren................ 2001 150,450   0      11,745        0               0        0        6,231(c)
  Vice President of Finance,  2000 150,450   0      10,636        0               0        0        6,411(c)
  Secretary and Treasurer     1999 150,450   0       9,764        0               0        0        6,116(c)
Bobby J. Prochaska(b)........ 2001 290,197   0           0        0          12,500(d)     0       11,898(e)
  President and Chief         2000 253,092   0           0        0          25,000(d)     0       44,243(e)
  Operating Officer, Apparel
  Division

--------
(a) For each Named Executive Officer, this column consists of interest earned by the officer on compensation voluntarily deferred pursuant to the Executive Deferral Plan. See "Executive Compensation--Executive Deferral Plan." Additionally, Mr. Uren's amounts include car allowances in 1999, 2000 and 2001.
(b) Mr. Prochaska commenced his employment with the Company in January 2000.
(c) Reflects life insurance premiums and 401(k) contributions paid on behalf of the Named Executive Officer.
(d) Reflects options granted as part of Mr. Prochaska's employment agreement, which are subject to vesting over a five year period.
(e) Reflects life insurance premiums, 401(k) contributions and certain payments relating to moving costs paid on behalf of the Named Executive Officer.

Option Grants in Last Fiscal Year

   The following table sets forth the grants of options on Common Stock to the Named Executive Officers during 2001:

                                                                Potential Realizable
                                                                Value at Assumed
                                                                Annual Rates of
                                                                  Stock Price
                                                                Appreciation for
                                 Individual Grants                Option Term
                    ------------------------------------------- --------------------
                             % Of Totl
                              Options
                             Granted To  Exercise Or
                    Options Employees In Base Price  Expiration
 Name               Granted Fiscal year   Per Share     Date      5%         10%
 ----               ------- ------------ ----------- ----------  -------    -------
 Bobby J. Prochaska 12,500     100.00%     $4.6875    01/3/11   $36,849    $93,384

Aggregate Option Exercises in 2001 and December 31, 2001 Option Values

   The following table sets forth information with respect to the exercise of options on Common Stock by the Named Executive Officers during 2001 and the value of unexercised options on Common Stock held by the Named Executive Officers as of December 31, 2001:

                                     Value Realized ($)  Shares of Common Stock   Value of Unexercised In-
                   Shares of Common   (Market Price at    Underlying Options at     The-Money Options at
                   Stock Acquired on   Exercise less          12/31/01 (#)              12/31/01 ($)
Name                 Exercise (#)     Exercise Price)   Exercisable/Unexercisable Exercisable/Unexercisable
----               ----------------- ------------------ ------------------------- -------------------------
Bobby J. Prochaska         0                 0                5,000/32,500             $11,313/$70,406

Employment Agreements

   In connection with the purchase of Gerber Childrenswear, Inc. from GPC in January 1996, the Company entered into employment agreements with Messrs. Kittredge, Solar and Uren (such agreements are collectively referred to herein as the "Executive Agreements"). The Executive Agreements expired on January 22, 2001 and Messrs. Kittredge, Solar and Uren do not currently have employment agreements with the Company. Mr. Prochaska entered into an employment agreement when he joined the Company, which expired on December 31, 2001. He has entered into a new employment agreement with the Company which expires on December 31, 2002.

   Messrs. Kittredge, Solar, Uren and Prochaska currently receive an annual base salary of $400,000, $225,000, $150,450 and $310,000, respectively. Messrs.
Kittredge, Solar, Uren and Prochaska may receive annual incentive bonuses based upon the achievement of pre-determined objectives tied to the performance of the Company, including criteria related to growth and profitability.

   Mr. Prochaska's current employment agreement provides that if he is terminated without cause or his responsibility or reporting relationship changes during the term of the agreement, he will receive the balance of the term of the employment agreement with a minimum severance compensation of six months.

   Each of Messrs. Kittredge, Solar and Uren also hold shares of Common Stock acquired pursuant to certain Executive Stock Purchase Agreements (these agreements are collectively referred to as the "Stock Purchase Agreements").

Long-term Performance Incentive Plan

   Participants in the Company's Long-Term Performance Incentive Plan may be granted stock options, stock appreciation rights ("SARs"), restricted stock, performance units, performance grants and other types of awards that the Compensation Committee deems to be consistent with the purposes of the Incentive Plan. An aggregate of 66,500 shares of Common Stock have been reserved for issuance under the Incentive Plan. No more than 25,000 shares may be issued to any single participant in any calendar year. In 1999, the Company granted options to purchase 48,600 shares of Common Stock under the Incentive Plan. In 2000, the Company granted options to purchase 25,000 shares of Common Stock under the Incentive Plan. In 2001, the Company granted options to purchase 12,500 shares of Common Stock under the Incentive Plan.

   The Compensation Committee may select participants, determine the type, size and terms of each award, modify the terms of awards, determine when awards will be granted and paid and make all other determinations which it deems necessary or desirable in the interpretation and administration of the Incentive Plan. The Incentive Plan is scheduled to terminate in June 2008, unless it is extended for up to an additional five years by action of the Board of Directors. Rights to contingent compensation granted under the Incentive Plan will vest in equal amounts on each anniversary of the initial grant date over a five year period, and will vest in the event of the merger of the Company with or into another corporation unless otherwise provided by the Compensation Committee.

Executive Deferral Plan

   The Executive Deferral Plan is an unfunded, nonqualified deferred compensation plan that provides deferred compensation to selected members of management and certain other highly-compensated employees. The Executive Deferral Plan allows employees to voluntarily defer from 5% to 50% of their salary and/or bonus compensation until termination, retirement or the occurrence of certain specific future events. Compensation which is deferred under this plan bears interest at a rate specified in the Executive Deferral Plan.

Long-Term Bonus Plan

   Pursuant to the Long-Term Bonus Plan, the Compensation Committee may accrue amounts to be paid as bonuses during future years for past service. During 1997 and 1998, the Company accrued $515,000 and $500,000, respectively, for future payment to a certain group of senior executives for past service, with final allocation to be determined later by the Compensation Committee. Under the terms of the Long-Term Bonus Plan, these amounts accrue interest until they are paid. Interest only was accrued under this Plan in 1999, 2000 and 2001.

Pension Plan

   The Retirement Plan for Gerber Childrenswear, Inc. is a defined benefit pension plan qualified pursuant to Section 401(a) of the Internal Revenue Code. The Retirement Plan covers all salaried and full-time hourly employees of the Company in its apparel division and some other officers in its other divisions.

   The following table indicates monthly estimated amounts to be paid to eligible salaried employees for the Retirement Plan, based upon years of service and final average pay (as determined under the Retirement Plan):

                                        Years of Service
                        -------------------------------------------------
                           15        20        25        30        35
                        --------- --------- --------- --------- ---------
       $125,000........ $2,047.92 $2,730.56 $3,413.20 $4,095.84 $4,778.48
        150,000........  2,516.67  3,355.56  4,194.45  5,033.34  5,872.23
        175,000........  2,985.42  3,980.56  4,975.70  5,970.84  6,965.98
        200,000........  3,454.17  4,605.56  5,756.95  6,908.34  8,059.73
        225,000........  3,454.17  4,605.56  5,756.95  6,908.34  8,059.73
        250,000........  3,454.17  4,605.56  5,756.95  6,908.34  8,059.73
        275,000 or more  3,454.17  4,605.56  5,756.95  6,908.34  8,059.73

   Generally, an eligible salaried employee in the Retirement Plan is eligible to receive benefits upon "Normal Retirement Age", which is the later of the Social Security retirement age or the fifth anniversary of the date that employee commenced participation in the Retirement Plan. An eligible salaried employee may elect an early retirement benefit at "Early Retirement Age", which is the later of ten years prior to the eligible salaried employee's Social Security retirement age and the fifth anniversary of the date the eligible salaried employee commenced participation in the Retirement Plan. Early retirement benefits are reduced for those eligible salaried employees who retire more than three years prior to their Normal Retirement Age according to a formula established in the Retirement Plan. If a vested eligible salaried employee terminates his or her employment, the employee is entitled to a deferred, unreduced benefit if requested within three years of such employee's Normal Retirement Age, or a reduced benefit if requested earlier.

   The amount of an eligible salaried employee's benefit under the Retirement Plan is based upon the employee's final average pay and years of participation in the Retirement Plan. Payments to eligible salaried employees under the Retirement Plan are made in equal monthly installments for the remainder of the employee's life, although married eligible salaried employees may elect to receive a 50% joint and survivor benefit providing a reduced monthly benefit to the employee during his or her lifetime, with 50% of that benefit to the employee's spouse for his or her lifetime following the employee's death. Other optional forms of payment include a 100% survivorship annuity, a 50% survivorship annuity and a life and period certain annuity option. An eligible salaried employee's benefits may be offset by the amount of any workers' compensation or similar benefits payable because of an employment related injury or illness.

   The Retirement Plan is funded entirely by voluntary Company contributions that are held in trust for the benefit of the participants. Although the Company intends to continue the Retirement Plan indefinitely, it can terminate the plan at any time, upon which all eligible salaried employees will become 100% vested in any benefit accrued to the extent funds are available in trust.

   The years of accredited service for each of the named executive officers under the Retirement Plan as of December 31, 2001 are: Mr. Kittredge, 6 years; Mr. Solar, 6 years; Mr. Uren, 15 years; and Mr. Prochaska, 2 years.

                     REPORT OF THE COMPENSATION COMMITTEE
                           OF THE BOARD OF DIRECTORS

Overview

   During 2001, the Compensation Committee consisted of Mr. Manning (Chairman) and Messrs. Glenn and Medalie, each of whom is an independent director of the Company. This Compensation Committee is guided by the following objectives: to provide to the Company's executives competitive levels of compensation, to integrate management pay with the achievement of the Company's annual and long-term performance goals, to reward above-average corporate performance, to recognize individual initiative and achievement and to assist the Company in attracting and maintaining qualified management. The Compensation Committee views stock-based compensation as an important element in any compensation package, as it has the effect of aligning the interests of the executives with those of the stockholders and providing a balance between short-term and long-term perspectives.

   Management compensation is set at levels that the Compensation Committee believes are consistent with those of other leading branded consumer apparel companies. In determining competitive levels of compensation, the Committee reviews salary and bonus levels, as well as long-term compensation elements, of other publicly-traded apparel companies which it considers comparable to the Company. The Compensation Committee retained the services of an independent compensation consultant to aid it in its work.

Annual Compensation

   Executive Salaries. The Committee reviews and approves base salaries annually for the Company's executive officers, considering the responsibilities of their positions, their individual performances and their competitive positions relative to comparable companies. The 2001 salaries of Messrs. Kittredge, Solar and Uren were established by the Executive Agreements and modified by the Compensation Committee. Mr. Prochaska's compensation was established when he joined the Company in 2000 based on the compensation levels set at other companies for similar positions, and was reevaluated in 2002 based on similar criteria.

   Annual Cash Incentive Bonuses. No bonuses were paid to Messrs. Kittredge, Solar and Uren in 2001. Mr. Prochaska received a bonus of $50,000 in 2001 based on a management recommendation which was approved by the Compensation Committee.

   The Compensation Committee has not been presented salary review and bonus levels for 2002 by the Company. The Compensation Committee expects to define performance goals for each executive related to areas of responsibility, with amounts available for payout predicated upon Company and individual performance. Target award levels are expected to be established for each executive and incentive awards for 2002 will be granted based upon Company performance and the achievements of the executive against agreed-upon criteria.

   Long-Term Bonus Plan. Interest only was accrued under this Plan in 1999, 2000 and 2001.

Long-Term Compensation

   The Compensation Committee administers the Incentive Plan. The Compensation Committee considers stock option awards on an annual basis or on such other basis as it deems appropriate. In determining the amount of options awarded, the Compensation Committee establishes a level of award based on the position held by the individual and his or her level of responsibility, both of which reflect the executive's ability to influence the Company's long-term performance. The number of options previously awarded to and held by executives will also be reviewed but will not be an important factor in determining the size of a current award. In 2001, the Company granted options to purchase 12,500 shares of Common Stock under the Incentive Plan to Mr. Prochaska which were negotiated with him at the time he joined the Company. There were no other options issued in 2001.

Other Benefit Programs

   The executive officers participate in various health, life and disability insurance programs, a pension plan and a 401(k) plan that are generally made available to all salaried employees. Executive officers also receive certain perquisites that are customary for their positions. See "Executive Compensation."

Company Policy on Qualifying Compensation

   Section 162(m) of the Internal Revenue Code provides that publicly-held companies may not deduct in any taxable year compensation in excess of $1,000,000 paid to executive officers which is not "performance based" as defined in Section 162(m). The Compensation Committee intends generally to comply with the requirements of Section 162(m) so that compensation is deductible, unless the Committee determines that it is not appropriate to do so.

                                          Submitted by the Compensation
                                            Committee
                                          of the Board of Directors
                                          James P. Manning,  Chairman
                                          Lawrence R. Glenn
                                          Joseph Medalie

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management and Directors

   On January 22, 2001, all of the then unvested shares issued to Messrs. Kittredge, Mr. Solar and Mr. Uren as part of their compensation prior to the Company's initial public offering vested. As of March 29, 2002, Messrs. Kittredge, Mr. Solar and Mr. Uren beneficially held 1,487,556 shares, 482,051 shares and 229,587 shares of Common Stock, respectively.

Transactions with CVC and its Affiliates

   During August 2001, the Company issued 2,953,731 shares of Common stock to Citicorp Mezzanine Partners, L.P. ("CMP"). These shares were issued in a cashless exercise of all of CMP's warrants to purchase shares of Class B Common Stock. Simultaneously, CMP converted 250,000 shares of Class B Common Stock into an equal number of shares of Common Stock.

                            PERFORMANCE COMPARISON
                            STOCK PERFORMANCE GRAPH

   The following graph shows a comparison of cumulative total returns for the Common Stock of the Company against the cumulative total returns of the Russell 2000 Index and the Dow Jones Clothing & Fabrics Index during the period commencing on June 11, 1998, the date on which the Common Stock commenced trading on the New York Stock Exchange, and ending on December 31, 2001. The comparison assumes $100 was invested on June 11, 1998 in the Common Stock of the Company, the Russell 2000 Index and the Dow Jones Clothing & Fabrics Index, and assumes the reinvestment of all dividends, if any.

                                    [CHART]

  GERBER CHILDRENSWEAR, INC.   RUSSELL 2000     DOW JONES US CLOTHING/FABRICS

6/11/98        100                 100                      100
12/98         59.91               94.21                    70.83

12/99         34.48               114.24                   58.00

12/00         31.47               110.79                   64.79

12/01         46.21               113.54                   70.22

                                         Cumulative Total Return
                                   ------------------------------------
                                   6/11/1998 12/98 12/99  12/00  12/01
                                   --------- ----- ------ ------ ------
        GERBER CHILDRENSWEAR, INC.  100.00   59.91  34.48  31.47  46.21
        RUSSELL 2000..............  100.00   94.21 114.24 110.79 113.54
        DOW JONES CLOTHING/FABRICS  100.00   70.83  58.00  64.79  70.22